GS Financial Corp.

2008 Annual Report

To our Shareholders: A Message from the President and CEO

The Broader Economic Crisis Affected our Performance in 2008

As you know, national economic conditions, which deteriorated significantly in the second half of 2007, continued their free fall in 2008 with GDP contraction, rising unemployment and declining home prices. While our local market has, to date, been spared a significant downturn in economic conditions for the most part, we were not completely immune to the recessionary forces adversely affecting markets throughout much of the nation during 2008.

The falling prices of real estate and real estate related assets have greatly impeded the securitization markets resulting in non-functioning markets and illiquidity of some investment securities. In accordance with mark-to-market accounting, we took a $1.3 million non-cash impairment charge in 2008 with respect to two mutual fund investments that were purchased more than five years ago.

The nationwide deterioration in the mortgage and housing market had an adverse impact on the holdings of these two funds, the AMF Ultra Short Mortgage Fund and the AMF Intermediate Mortgage Fund, which are backed by private-label mortgage backed securities. The two funds were downgraded by ratings agencies during 2008.

Since the beginning of 2006, we have aggressively reduced our exposure to these investments as evidenced by a $45.9 million, or 93.1%, reduction of our investment in these funds, from $49.3 million at year end December 31, 2005 to $3.4 million as of December 31, 2008. We are continuing our liquidation of these securities in 2009. Unfortunately, the mutual fund write-downs overshadowed the improvements we have made in our core banking operations.

2008 Highlights and Growth in Core Banking Operations

In 2008, we focused our strategic initiatives on our company's core business – residential mortgage lending, business lending and continued development of better deposit products and services – to help accelerate our growth in these areas of strength by offering our customers improved and highly competitive products and convenient services designed with their financial needs in mind.

The development of our franchise has laid the foundation for solid long-term earnings improvement. We have effectively maintained a high level of personalized customer service and have grown our business loan relationships with targeted client segments. In our efforts to increase our interest income as well as fee service income, we have continued to maintain our focus on building our customer base by providing excellent customer service and increasing the products and services we offer.

Our strategic initiatives included:

- Grow residential mortgage banking loan production by continuing to expand our mortgage loan product offerings in order to generate more interest income, fees and secondary market income.
- Grow business banking loans, interest, fees and low cost business demand deposits by focusing on our relationship approach to banking which emphasizes consultative, needs-based selling with an emphasis on our portfolio's safety, soundness and profitability.
- Grow consumer loans, convenience services, fees, and lower cost retail deposits. Home equity (HELOC) and share loans are our primary consumer loan products.
- Utilize information technology to improve the productivity and efficiency of our mortgage, commercial, consumer banking and back office functions.
- Attract and retain quality personnel with the requisite expertise to support a full-service community banking business model.

- Prudently expand our branch network.

The results of these initiatives are as follows:

- Total assets increased by $35.4 million, or 19.0%, from $186.5 million at December 31, 2007 to $221.9 million at December 31, 2008.
- Net loans increased by $40.0 million, or 33.8%, in 2008 with the majority of the growth in real estate secured loans, both residential and non-residential.
- Deposits increased by $10.6 million, or 8.2%, in 2008 with a significant portion ($2.3 million) in non-interest-bearing accounts.
- Interest and dividend income increased by $1.2 million or 10.5% in 2008.
- Net interest income increased by $974,000 or 17.1% in 2008.
- Secondary marketing income increased $88,000 or 46.6% in 2008.

Capital Strength

We are poised for steady growth because of our strong capital position, the success of our new west bank branch, competitor disruptions, the addition of more mortgage originators and an improved range of products and services we offer to our customers and prospects.

Additionally, because of our strong capital position, we declined to participate in the FDIC's Troubled Asset Relief Program (recently referred to as the "bank bailout" program). Our core and total risk based capital ratios were 11.6% and 19.3%, respectively, at December 31, 2008. and we were considered a "well-capitalized" bank at such date.

Strategy for 2009

It is important for all shareholders to know that we continue to be a strong and well capitalized financial institution. Because of this capital strength we expect to build our business for the long term in a safe and sound manner while continually taking advantage of lending and depository opportunities in our market. We also plan to increase the growth of our core customer deposits to optimize the profitability of our balance sheet growth.

We realize that this year will be even more challenging than 2008. We believe that our business strategy is sound and, as a well capitalized community bank, we can play a positive role in the lives of our individual and small business customers within our local community. Community banks like Guaranty Savings have been recognized as the bright spot in the current banking and economic turmoil.

Our strategic plan and initiatives are yielding good results as we navigate through unprecedented economic events. We believe that 2009 will afford us the flexibility to seize opportunities, grow our client base and further our prospects for long term shareholder value.

I pledge to you that Guaranty Financial Corp. will prevail and emerge stronger with the continued trust and confidence of our shareholders, customers and our community.

Thank you for your continued support and investment in our company.

Stephen E Wessel

Stephen Wessel
President and Chief Executive Officer

Index to Annual Report

Business Description

GS Financial Corp. ("GS Financial" or the "Company") provides community banking services through its wholly-owned subsidiary, Guaranty Savings Bank, a Federally chartered savings bank, at its five banking locations and a loan production office in the metropolitan New Orleans area.

The Company, a thrift holding company organized and incorporated under the laws of the State of Louisiana, is subject to the supervision and regulation of the Office of Thrift Supervision as well as other federal agencies governing the banking industry and public companies.

Shareholder Information

TRANSFER AGENT, REGISTRAR, AND DIVIDEND PAYING AGENT FOR COMMON STOCK

Registered shareholder inquiries related to stock transfers, address changes, lost stock certificates, dividend payments or account consolidations should be directed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948
www.rtco.com

FORM 10-K AND OTHER FINANCIAL INFORMATION

Shareholders are advised to review financial information and other disclosures about GS Financial contained in its Annual Report on Form 10-K. The Form 10-K for the year ended December 31, 2008 and other financial reports filed by GS Financial with the SEC are available on the Company's web site at www.gsfinancialcorp.com or the SEC's web site at www.sec.gov, or may be obtained without charge by calling Lettie Moll, Corporate Secretary, or Stephen Theriot, Chief Financial Officer, at (504) 457-6220 or by writing to:

GS Financial Corp.
Investor Relations
3798 Veterans Boulevard
Metairie, Louisiana 70002

COMMON STOCK

GS Financial's common stock is traded on The NASDAQ Global Market under the ticker symbol GSLA. At December 31, 2008, the closing price was $12.50 per share and there were approximately 90 shareholders of record.

MARKET PRICES AND DIVIDENDS

Set forth below are the high and low sales prices for GS Financial's common stock on the NASDAQ Global Market and dividends paid for the periods presented.

Year 2008	**Stock Price**		**Dividends**
Quarter Ended	**High**	**Low**	
March 31	**$ 18.94**	**$ 14.25**	**$ 0.10**
June 30	**18.50**	**14.35**	**0.10**
September 30	**16.75**	**12.00**	**0.10**
December 31	**16.72**	**10.75**	**0.10**
Year 2007	**Stock Price**		**Dividends**
Quarter Ended	**High**	**Low**	
March 31	**$ 21.38**	**$ 19.00**	**$ 0.10**
June 30	**21.49**	**18.26**	**0.10**
September 30	**20.75**	**17.04**	**0.10**
December 31	**19.50**	**17.59**	**0.10**

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

LaPorte, Sehrt, Romig and Hand
A Professional Accounting Corporation
110 Veterans Boulevard, Suite 200
Metairie, Louisiana 70005

GS Financial Corp. and Subsidiary

Selected Consolidated Financial Data

	At or For Years Ended December 31,				
($ in thousands, except per share data)	**2008**	2007	2006	2005	2004
BALANCE SHEET DATA					
Total assets	**$ 221,870**	$ 186,487	$ 168,380	$ 177,614	$ 200,066
Cash and cash equivalents	**3,205**	9,462	11,117	22,555	7,024
Loans receivable, net	**158,523**	118,477	93,987	69,657	92,158
Investment securities	**47,617**	47,747	55,090	77,344	94,557
Deposit accounts	**140,115**	129,510	122,754	118,866	130,723
Borrowings	**52,002**	26,986	17,042	32,106	39,689
Stockholders' equity	**27,558**	28,164	27,164	25,407	28,944
INCOME STATEMENT DATA					
Interest income	**$ 12,426**	$ 11,248	$ 11,000	$ 10,466	$ 10,989
Interest expense	**5,751**	5,547	4,904	4,856	5,436
Net interest income	**6,675**	5,701	6,096	5,610	5,553
Provision (reversal) for loan losses	**-**	(300)	(1,981)	4,793	343
Non-interest (loss) income	**(994)**	424	51	(1,294)	(691)
Non-interest expense	**5,673**	5,409	4,926	4,707	4,483
Net income (loss) before taxes	**8**	1,016	3,202	(5,184)	36
Net (loss) income	**(6)**	658	2,114	(3,676)	199
KEY RATIOS					
Return on average assets	**n/m**	0.38%	1.21%	(1.96)%	0.10%
Return on average stockholders' equity	**(0.02)%**	2.40%	8.15%	(13.76)%	0.70%
Net interest margin	**3.37%**	3.44%	3.58%	3.12%	2.73%
Average loans to average deposits	**104.88%**	88.35%	70.74%	71.74%	62.69%
Interest-earning assets to Interest-bearing liabilities	**117.05%**	118.86%	117.88%	115.04%	114.37%
Efficiency ratio	**99.86%**	88.27%	80.14%	109.06%	92.20%
Non-interest expense to average assets	**2.73%**	3.12%	2.82%	2.51%	2.12%
Allowance for loan losses to loans	**1.69%**	2.82%	3.82%	7.58%	0.99%
Stockholders' equity to total assets	**12.42%**	15.10%	16.16%	14.30%	14.47%
COMMON SHARE DATA					
Earnings (loss) per share:					
Basic	**n/m**	$ 0.53	$ 1.74	$ (3.11)	$ 0.17
Diluted	**n/m**	0.52	1.73	(3.11)	0.17
Dividends paid per share	**0.40**	0.40	0.40	0.40	0.40
Dividend payout ratio	**n/m**	76.44%	22.99%	n/m	235.29%
Book value per share	**$ 21.56**	$ 21.90	$ 22.00	$ 20.99	$ 22.47
Trading data:					
High closing price	**$ 18.94**	$ 21.49	$ 21.76	$ 19.66	$ 19.90
Low closing price	**10.75**	17.04	14.99	12.86	17.90
End of period closing price	**12.50**	18.94	19.80	15.00	18.00
Average shares outstanding:					
Basic	**1,278,292**	1,243,655	1,212,173	1,181,313	1,156,441
Diluted	**1,278,292**	1,268,995	1,222,949	1,181,313	1,178,013

Presented below is a discussion of the financial condition of GS Financial Corp. ("GS Financial" or the "Company") at December 31, 2008 and 2007 and of the Company's results of operations during the years ended December 31, 2008, 2007, and 2006. Virtually all of the Company's operations are dependent on the operations of its subsidiary, Guaranty Savings Bank ("Guaranty" or the "Bank"), formerly known as Guaranty Savings and Homestead Association. This discussion is presented to highlight and supplement information presented elsewhere in this Annual Report, particularly the consolidated audited financial statements and related notes. This discussion should be read in conjunction with the accompanying tables and our consolidated, audited financial statements. Certain financial information in prior years has been reclassified to conform to the current year's presentation.

FORWARD-LOOKING STATEMENTS

In addition to the historical information, this annual report includes certain forward-looking statements as that term is defined by the Private Securities Litigation Reform Act of 1995. Such statements include, but may not be limited to comments regarding (a) the potential for earnings volatility from, among other factors, changes in the estimated allowance for loan losses over time, (b) the expected growth rate of the loan portfolio, (c) future changes in the mix of deposits, (d) the results of net interest income simulations run by the Company to measure interest rate sensitivity, (e) the performance of Guaranty's net interest income and net interest margin assuming certain future conditions, (f) the future prospects of metropolitan New Orleans, and (g) changes or trends in certain expense levels.

Forward-looking statements are based on numerous assumptions, which may be referred to specifically in connection with a particular statement. Some of the more important assumptions include:

- expectations about the overall economy in the Company's market area,
- expectations about the ability of the Bank's borrowers to make payments on outstanding loans and the sufficiency of the allowance for loan losses,
- expectations about the current values of collateral securing the Bank's outstanding loans,
- expectations about the movement of interest rates, including actions that may be taken by the Federal Reserve Board in response to changing economic conditions,
- reliance on existing or anticipated changes in laws or regulations affecting the activities of the banking industry and other financial service providers, and
- expectations regarding the nature and level of competition, changes in customer behavior and preferences, and the Company's ability to execute its plans to respond effectively.

Because it is uncertain whether future conditions and events will confirm these assumptions, there is a risk that the Company's future results will differ materially from what is stated or implied by such forward-looking statements. The Company cautions the reader to consider this risk.

The Company undertakes no obligation to update any forward-looking statement included in this annual report, whether as a result of new information, future events or developments, or for any other reason.

OVERVIEW

The Company reported a net loss of $6,000 for the year ended December 31, 2008, compared with net income of $658,000 for the year ended December 31, 2007. Earnings per share for the year ended December 31, 2008 are not meaningful compared to $0.52 per share diluted for 2007. The Company successfully executed on its growth initiatives during the year which included strong loan and deposit growth, particularly in transaction accounts, during a year that was challenging for many financial institutions. The decline in profitability in 2008 compared with 2007 was due in large part to the recognition of a $1.3 million non-cash impairment charge related to the Company's investment in two mutual funds that hold mortgage-backed securities, the AMF Ultra Short Mortgage Fund and the AMF Intermediate Mortgage Fund, which were held as available-for-sale. The non-cash impairment charge more than offset a $974,000, or 17.1%, increase in net interest income in 2008 compared to 2007. The increase in net interest income was largely due to a higher average balance of loans in 2008 which offset the lower market rates of interest.

The Company's net loan portfolio amounted to $158.5 million at December 31, 2008, compared with $118.5 million and $94.0 million at December 31, 2007 and 2006, respectively. The increase in net loans receivable was due to a substantial increase in the volume of new loan originations of both residential and commercial real estate loans. Commencing with the hiring of President Stephen Wessel in December 2005, the Bank revised its business plan in order to become a full service community bank and has recruited several commercial loan officers and mortgage loan originators which have significantly contributed to the loan growth in these segments of the portfolio. Total loan originations increased by $29.5 million, or 52.5%, from 2007 to 2008. In addition, the Bank continued to sell residential mortgage loans in the secondary market to Fannie Mae and Freddie Mac, while retaining the servicing on these loans to maintain customer relationships and earn servicing fee income. The Bank also sells loans to private investors without retaining the servicing on occasion. During 2008 and 2007, the Bank sold an aggregate of $19.7 million and $15.2 million, respectively, of residential mortgage loans into the secondary market at a gain of $277,000 and $189,000, respectively.

CRITICAL ACCOUNTING POLICIES

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. Note A to the consolidated financial statements discusses certain accounting principles and methods of applying those principles that are particularly important to this process. In applying these principles to determine the amounts and other disclosures that are presented in the financial statements and discussed in this section, the Company is required to make certain estimates and assumptions.

The Company believes that the determination of its estimate of the allowance for loan losses involves a higher degree of judgment and complexity than its application of other significant accounting policies. Factors considered in this determination and the processes used by management are discussed in Note A to the consolidated financial statements and in the discussion below under the headings "Loans" and "Allowance for Loan Losses." Although management believes it has identified appropriate factors for review and designed and implemented adequate procedures to support the estimation process that are consistently followed, the allowance remains an estimate about the effect of matters that are inherently uncertain. Over time, changes in economic conditions or the actual or perceived financial condition of Guaranty's credit customers or other factors can materially impact the allowance estimate, potentially subjecting the Company to significant earnings volatility.

Another estimate requiring a high degree of judgment is the valuation allowance on the deferred tax asset. As operating losses can be carried forward 15 years and the Company expects positive taxable income for each year going forward, no valuation allowance is deemed necessary on the portion of the deferred tax asset created by net operating losses. However, a portion of the deferred tax asset relates to capital losses. Tax rules only allow these losses to be offset against future capital gains for five years. As it is uncertain whether the Bank will be able to realize capital gains sufficient to fully offset these losses in the applicable five year period, management has elected to establish an appropriate valuation allowance for the portion of the capital loss carry-forward which is estimated may not be utilized. See Note I of the Consolidated Financial Statements for further discussion of the Company's income tax accounting.

FINANCIAL CONDITION

At December 31, 2008, GS Financial Corp. reported total assets of $221.9 million compared to $186.5 million at the end of 2007. Average total assets were $208.0 million for the year ended December 31, 2008 which represents an increase of $35.4 million, or 20.5%, compared to $172.6 million for the year ended December 31, 2007.

LOANS AND ALLOWANCE FOR LOAN LOSSES

As with most savings institutions, a significant portion of the Company's assets are comprised of loans made to its customers. The Company engages primarily in real estate lending, both residential and commercial.

In general, credit is extended based on the current market conditions, prevailing economic trends, the value of the underlying collateral, and the borrower's credit history. The lending activities of the Company are subject to written underwriting standards and loan origination procedures established by the Company's Board of Directors (the "Board") and senior officers and are incorporated into the Company's Lending Policy which is reviewed and updated as necessary by the Board and senior officers. These underwriting standards establish the manner in which loan applications are accepted and processed. Such standards are written to comply with all applicable laws and regulations including but not limited to Truth-In-Lending ("Regulation Z") and the Real Estate Settlement Procedures Act ("RESPA"). These standards provide guidance regarding maximum loan amounts, acceptable rates and terms, appraisal guidelines, disclosure requirements, credit criteria, debt-to-income ratios, complete applications, and title requirements. The Lending Policy also establishes the overall direction of the Company's lending activities within the community and forms the basis for setting underwriting standards which limit the Company's exposure to credit risk.

The outstanding balance of total loans at December 31, 2008 and 2007 was $161.0 million and $121.9 million, respectively, which represents an increase of $39.1 million, or 32.1%, during 2008. Total loans at December 31, 2008 had increased by $67.9 million, or 72.9%, compared to total loans at December 31, 2004. Average loans for 2008 were $141.9 million, up $34.1 million, or 31.6%, from the prior year's average level of $107.8 million. Table 1, which is based on regulatory reporting codes, shows loan balances at year-end of the most recent five years.

TABLE 1. COMPOSITION OF LOAN PORTFOLIO

	At December 31,				
($ in thousands)	**2008**	2007	2006	2005	2004
Real estate loans - residential	**$ 76,278**	$ 62,481	$ 48,610	$ 36,800	$ 45,007
Real estate loans - commercial and other	**67,616**	45,757	36,896	24,794	36,143
Real estate loans - construction	**10,542**	9,074	9,089	11,282	8,233
Consumer loans	**1,713**	913	677	669	629
Commercial business loans	**4,807**	3,625	2,445	1,819	3,058
Total loans at year-end	**$ 160,956**	$ 121,850	$ 97,717	$ 75,364	$ 93,070
Allowance for loan losses	**(2,719)**	(3,432)	(3,732)	(5,713)	(920)
Deferred loan origination costs	**286**	59	2	6	8
Net loans at year end	**158,523**	118,477	93,987	69,657	92,158
Average total loans during year	**$ 141,892**	$ 107,785	$ 87,360	$ 87,437	$ 87,185

The Company's investment in residential real estate loans, which includes those loans secured by one-to- four family dwellings (also referred to as "single-family"), increased $13.8 million, or 22.1%, from December 31, 2007 to 2008. Home equity lines of credit ("HELOCs"), which constitute $6.9 million of the Bank's residential real estate loans as of December 31, 2008, increased by $3.9 million, or 132.9%, from $3.0 million at December 31, 2007. In 2007, residential real estate loans increased due to the hiring of an experienced mortgage loan originator, the expansion of loan product offerings, and enhanced marketing. These efforts also contributed to the growth in this segment of the loan portfolio during 2008.

The Company has a commercial loan committee consisting of board members that evaluates the commercial loan applications of significant size and complexity. For the last several years, the Company focused its lending efforts towards the commercial real estate market to diversify and enhance the products and services offered to its customers while adding higher yielding loans to its overall portfolio. Commercial real estate loans typically carry higher yields and risk when compared to loans secured by one-to-four family dwellings. The Company offers real estate loans on multifamily residential dwellings, commercial real estate, and vacant land. The Company also offers asset-based commercial loans which are secured by collateral other than real estate, such as inventory and accounts receivable; however, the Company does not actively solicit non-real estate commercial loans.

During 2008 and 2007, the Company was able to develop significant new business in commercial real estate loans. Commercial real estate loans, including owner-occupied buildings, multifamily dwellings, and retail property, increased $21.9 million, or 47.8%, between December 31, 2007 and 2008. Commercial real estate and construction loans in the aggregate made up 48.6% and 45.0% of the total loan portfolio at December 31, 2008 and 2007, respectively.

For the year ended December 31, 2008, the Bank's total loan originations amounted to $85.7 million compared to $56.2 million for the year ended December 31, 2007. The increase in commercial real estate lending during these years was due to the Bank's hiring experienced lending professionals in this area of expertise. Table 2 reflects the Company's total loan origination and repayment experience during the periods indicated.

TABLE 2. LOAN ORIGINATIONS BY TYPE

	Year Ended December 31,		
($ in thousands)	**2008**	2007	2006
Real estate loans - residential	**$ 38,145**	$ 35,575	$ 20,487
Real estate loans - commercial and other	**31,228**	15,447	16,398
Real estate loans - construction	**11,340**	3,684	2,432
Commercial loans	**2,689**	949	2,332
Consumer loans	**2,323**	547	345
Total originations	**85,725**	56,202	41,994
Loan principal repayments	**(25,106)**	(16,963)	(18,108)
Loans sold	**(19,723)**	(15,182)	(1,353)
Net portfolio activity	**$ 40,896**	$ 24,057	$ 22,533

Table 3 reflects contractual loan maturities which have not been adjusted for scheduled principal reductions or prepayment opportunities. Loans payable on demand and loans which have no stated maturity are reported as due in one year or less.

TABLE 3. LOAN MATURITIES BY TYPE

	At December 31, 2008, Loans Maturing In			
($ in thousands)	One year or less	One through five years	More than five years	Total
Real estate loans – residential	$ 15,836	$ 15,562	$ 53,469	$ 84,867
Real estate loans – commercial and other	8,489	40,574	20,506	69,569
Commercial loans	1,721	2,985	101	4,807
Consumer loans	270	155	1,288	1,713
Total	$ 26,316	$ 59,276	$ 75,364	$ 160,956
Percentage	16.4%	36.8%	46.8%	100.0%

Most of the Bank's outstanding loans carry a fixed rate of interest. However, certain commercial loans are tied to the Guaranty Savings Bank Prime rate, construction loans and home equity lines of credit are indexed based on the New York Prime rate, and credit card loans have floating interest rates which are based on the Wall Street Prime rate. Table 4 summarizes the Company's loan balances by interest rates types, which are scheduled to mature or re-price after December 31, 2009.

TABLE 4. LOAN INTEREST RATES BY TYPE

At December 31, 2008, Loans Due After December 31, 2009			
($ in thousands)	Variable rate	Fixed rate	Total
Real estate loans – residential	$ 6,184	$ 62,847	$ 69,031
Real estate loans – commercial and other	3,088	57,992	61,080
Commercial loans	193	2,893	3,086
Consumer loans	61	1,382	1,443
Total	$ 9,526	$ 125,114	$ 134,640
Percentage	7.1%	92.9%	100.0%

All loans carry a degree of credit risk. Management's evaluation of this risk is ultimately reflected in the estimate of probable loan losses that is reported in the Company's financial statements as the allowance for loan losses. As a result of this ongoing evaluation, any additions to the allowance for loan losses are reflected in the provision for loan losses and charged to operating expense.

In an effort to maintain the quality of the Company's investment in interest-earning assets, an asset classification policy was established in order to draw attention to assets before collection becomes a problem. This policy also helps to ensure the accurate reporting of the Company's assets from a valuation standpoint. As part of this policy, all of the Company's loans are reviewed on a regular basis. Payment histories as well as the value of the underlying collateral are reviewed and assessed in light of several risk factors. The evaluation process considers the state of the local economy as well as current and projected interest rates. Other risk factors considered include the level of credit concentration the customer has with the Company, environmental factors which could impair the value of the underlying collateral, or other factors which may impair the ability of the Company to collect all of its investment.

The Company maintains a "Watch List" of loans which is part of management's internal asset classification system. The Watch List assigns classifications to assets such as "substandard", "doubtful", or "loss" pursuant to OTS regulations. Assets which contain risk factors indicative of those which may prevent full collection of principal are classified as substandard. Such risk factors include, but are not limited to, late payments on loans or deterioration of the underlying collateral.

Loan collection efforts in the form of past due notices commence when loan payments are more than 15 days past due. Once a loan reaches 16 days past due status, the Company's collection department initiates personal contact with the borrower. When a loan becomes 90 days past due, the Company initiates foreclosure proceedings. Loans that are greater than 90 days past due are placed in non-accrual status. All interest and late charges due on these loans are reversed in the form of reserves for uncollectible interest and late charges.

Management considers a variety of information sources in making its risk assessments and establishing an allowance for loan losses that it believes is adequate to absorb probable losses in the portfolio. Some of the more significant sources include analyses prepared on specific loans reviewed for impairment, statistics on balances of loans assigned to internal risk rating categories, reports on the composition and repayment of loan portfolios not subject to individual risk ratings, and factors derived from historical loss experience. In addition, management's assessment considers general economic conditions and how current conditions affect segments of borrowers. Management must also make certain judgments regarding the level of accuracy inherent in the estimation process of the allowance for loan losses. Management's Asset Quality Committee, consisting of executive, lending, and collections personnel, meets at least quarterly to discuss the status of all potentially impaired loans. Based on these evaluations, an allowance analysis is prepared at least quarterly that summarizes the results of the evaluation process and helps to ensure this consistency of this process.

At December 31, 2008, the allowance for loan losses was $2.7 million, or 1.69% of total loans, compared to $3.4 million, or 2.82% of total loans, at the end of 2007. There was a total of $713,000 in loans charged-off against the allowance for loan losses during 2008, and no loans were charged off during the year ended December 31, 2007. As a result of the credit quality in 2007 exceeding the expectations of management, a $300,000 reversal of the provision for loan losses was recorded in 2007. Table 5 presents an analysis of the activity in the allowance for loan losses for the past five years.

TABLE 5. SUMMARY OF ACTIVITY IN THE ALLOWANCE FOR LOSSES

	Year Ended December 31,				
($ in thousands)	**2008**	2007	2006	2005	2004
Balance at the beginning of year	**$ 3,432**	$ 3,732	$ 5,713	$ 920	$ 601
Provision (reversal) for loan losses charged to operations	**-**	(300)	(1,981)	4,793	343
Charge-offs	**(713)**	-	-	-	(24)
Recoveries of loans previously charged off	**-**	-	-	-	-
Balance at the end of year	**$ 2,719**	$ 3,432	$ 3,732	$ 5,713	$ 920
Ratios:					
Charge-offs to average total loans	**0.50%**	-	-	-	0.03%
Provision for loan losses to charge-offs	**n/a**	n/a	n/a	n/a	1429.17%
Allowance for loan losses to loans at end of year	**1.69%**	2.82%	3.82%	7.58%	0.99%

The allowance for loan losses is comprised of both a general component for groups of homogeneous loans and a specific component for loans that are reviewed individually for impairment or for which a probable loss has been identified. The specific component of the allowance for loan losses for impaired loans is based on discounted cash flows using the loan's initial effective interest rate, the observable market value of the loan, or the fair value of the underlying collateral. The general component of the allowance for loan losses is established based on historical charge-off experience which is adjusted for factors including risk rating, industry concentration, and loan type.

As a result of Hurricane Katrina, the Company recorded a $4.8 million provision for loan losses in 2005. Subsequently, recoveries from the allowance for loan losses of $2.0 million and $300,000 were made in 2006 and 2007, respectively, based on management's assessment of the information available at the time regarding the inherent level of losses in the Bank's portfolio. Of the $4.8 million provision made in the year ended December 31, 2005, $3.3 million was recorded specifically on an aggregate of $8.2 million of loans deemed impaired on which no loan payments had been received and the collateral of which suffered property damage as a result of Hurricane Katrina. The remaining $1.5 million of the provision was applied to the general allowance for loan losses. Because the Company has recently experienced charge-offs which it attributes to Hurricane Katrina and, in its estimation, significant uncertainties remain regarding the performance of the loan portfolio after Hurricane Katrina, such as the ultimate disposition of property insurance claims and the ultimate economic recovery of greater New Orleans in a stressed national economy, the Company has maintained the general component of the allowance for loan losses related to the provision made after Hurricane Katrina at $1.2 million and $1.5 million at December 31, 2008 and 2007, respectively. Management will continue to assess the adequacy of the allowance for loan losses and adjust it as necessary subsequent to December 31, 2008. Table 6 presents the allocation of the allowance for loan losses for the past five years.

TABLE 6. ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

	At December 31,									
	2008		2007		2006		2005		2004	
($ in thousands)	**Allowance for loan losses**	**% of loans by type to total loans**	Allowance for loan losses	% of loans by type to total loans	Allowance for loan losses	% of loans by type to total loans	Allowance for loan losses	% of loans by type to total loans	Allowance for loan losses	% of loans by type to total loans
Real estate loans - residential	**$ 896**	**47.4%**	$ 1,169	51.3%	$ 1,177	49.7%	$ 3,332	48.8%	$ 239	48.4%
Real estate loans - commercial and other	**1,478**	**42.0%**	1,802	37.6%	1,963	37.8%	1,805	32.9%	591	38.8%
Real estate loans - construction	**57**	**6.5%**	189	7.4%	360	9.3%	292	15.0%	4	8.8%
Commercial loans	**274**	**1.1%**	272	0.7%	232	0.7%	284	0.9%	87	0.7%
Consumer loans	**14**	**3.0%**	-	3.0%	-	2.5%	-	2.4%	-	3.3%
Total	**$ 2,719**	**100.0%**	$ 3,432	100.0%	$ 3,732	100.0%	$ 5,713	100.0%	$ 921	100.0%

Table 7 sets forth the Company's delinquent loans at the dates indicated. The balances presented in Table 7 represent the total principal balances outstanding on the loans rather than the amount of principal past due. There were no loans 90 days delinquent and still accruing interest at December 31, 2008 and 2007.

TABLE 7. DELINQUENT LOANS

	At December 31,		
($ in thousands)	**2008**	2007	2006
30-89 Days	**$ 5,231**	$ 3,305	$ 1,379
90+ Days	**2,011**	1,438	179
Total	**$ 7,242**	$ 4,743	$ 1,558
Ratios			
Loans delinquent 90 days or more to total loans	**1.25%**	1.18%	0.18%
Total delinquent loans to total loans	**4.50%**	3.89%	1.59%
Allowance for loan losses to non-accrual loans	**135.21%**	238.66%	2084.92%
Allowance for loan losses to total delinquent loans	**37.54%**	72.36%	239.54%

Nonperforming assets consists of loans on nonaccrual status and foreclosed assets. Table 8 summarizes the Company's nonperforming assets, loans greater than 90 days delinquent and accruing interest, and troubled debt restructures at the dates indicated.

TABLE 8. NONPERFORMING ASSETS

	At December 31,				
($ in thousands)	**2008**	2007	2006	2005	2004
Loans accounted for on a nonaccrual basis	**$ 2,011**	$ 1,438	$ 179	$ 3,582	$ 894
Foreclosed assets	**461**	-	-	-	-
Total nonperforming assets	**$ 2,472**	$ 1,438	$ 179	$ 3,582	$ 894
Loans greater than 90 days past due and accruing interest	**-**	-	-	-	-
Troubled debt restructures	**-**	-	-	-	-
Ratios					
Nonperforming assets to loans plus foreclosed assets	**1.53%**	1.18%	0.18%	4.75%	0.96%
Nonperforming assets to total assets	**1.11%**	0.77%	0.11%	2.02%	0.45%
Allowance for loan losses to nonperforming loans	**135.21%**	238.66%	2084.92%	159.49%	103.02%

The increase in nonaccrual loans at December 31, 2008 compared to December 31, 2007 was primarily due to one $1.4 million delinquent renovation loan that is secured by a multifamily dwelling located in the historic district of the French Quarter in New Orleans, Louisiana. The foreclosure proceedings on this property, which commenced in April 2008, were extended due to the borrower's filing for bankruptcy relief under Chapter 11 of the US bankruptcy code in July 2008. The borrower's bankruptcy case was dismissed in February 2009, and the property is expected to go to Sherriff's sale in April 2009. As of May 24, 2008, the appraised value of this property was $1,983,000 based on the "as is", incomplete condition.

INVESTMENT IN SECURITIES

Interest rates dictate many of the investment decisions and policies of the Company. It is the policy of the Company not to engage in speculative purchasing, selling, or trading of investments; however, certain profits may be taken from time to time on the sale of investment securities. When interest rate spreads reach acceptable levels, the Company may utilize leveraged purchasing of investment securities, as has been done in the past. Also, when anticipated earnings permit, certain portfolio adjustments may be made to enhance overall portfolio yield even though losses may be recognized in doing so.

Management routinely places much of the Company's liquid assets into its investment securities portfolio to balance its liquidity needs with the need to earn a competitive yield. To allow for the investment portfolio to provide liquidity when necessary, all investment securities have been classified as available-for-sale during the past three years.

At December 31, 2008, total securities were $47.6 million, down $130,000, or 0.3%, from December 31, 2007. Mutual fund investments were 7.2% of the total portfolio at December 31, 2008 compared with 12.1% at the prior year-end. Mortgage-backed securities, consisting of fixed-rate and hybrid ARM securities issued by Fannie Mae and Freddie Mac, increased by $17.2 million, or 192.9%

During the year ended December 31, 2008, the Company recognized a non-cash impairment charge of $1.3 million for other-than-temporary impairments of its investment in two mutual funds, the AMF Ultra Short Mortgage (ticker: ASARX) and the AMF Intermediate Mortgage (ticker: ASCPX). Prior to 2008, these investments were redeemable immediately at their current market value. In 2008, the fund managers, Shay Assets Management, Inc., imposed a restriction on these mutual funds which limits redemptions for cash to $250,000 per quarter based on the current market price at the time of redemption. Approximately, $1.1 million, $5.0 million, and $39.0 million of the holdings in these funds were redeemed for cash in 2008, 2007, and 2006, respectively. Table 9 shows the book value of the Company's investment portfolio at December 31, 2008, 2007, and 2006.

TABLE 9. COMPOSITION OF INVESTMENT SECURITIES PORTFOLIO

	At December 31,					
	2008		2007		2006	
($ in thousands)	**Balance**	**Percent**	Balance	Percent	Balance	Percent
U.S. Treasury and agency securities	**$ 10,070**	**21.1%**	$ 18,421	38.6%	$ 23,326	42.3%
Mortgage-backed securities	**26,100**	**54.8%**	8,912	18.7%	3,791	6.9%
Collateralized mortgage obligations	**8,039**	**16.9%**	14,633	30.6%	17,173	31.2%
Mutual funds	**3,408**	**7.2%**	5,781	12.1%	10,800	19.6%
Total investment securities at year end	**$ 47,617**	**100.0%**	$ 47,747	100.0%	$ 55,090	100.0%
Average investment securities during year	**$ 49,113**		$ 50,452		$ 68,469	

Information about the contractual maturity and weighted-average yield of the Company's investment securities at December 31, 2008 is shown in Table 10 below. At December 31, 2008, 7.2% of the investment portfolio consisted of mutual fund or equity investments carrying no stated maturity. Debt securities with scheduled repayments, such as mortgage-backed-securities and collateralized mortgage obligations, which in aggregate represent 71.7% of the investment portfolio at December 31, 2008, are not presented in Table 10. As the Company owned no tax-exempt securities during the periods presented, no yield adjustments were necessary.

TABLE 10. DISTRIBUTION OF INVESTMENT SECURITY MATURITIES

	At December 31, 2008									
($ in thousands)	One year or less		Over one through five years		Over five through ten years		Over ten years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury and agency securities	$ -	-	$ -	-	$ -	-	$ 10,070	5.50%	$ 10,070	5.50%
Total	$ -	-	$ -	-	$ -	-	$ 10,070	5.50%	$ 10,070	5.50%
Percentage of Total	0.0%		0.0%		0.0%		100.0%		100.0%	

All of the Company's investments in marketable securities were classified as available-for–sale at December 31, 2008 and 2007. The net unrealized losses on these investments totaled $320,000, or 0.7%, of amortized cost at December 31, 2008. At year-end 2007, there was a net unrealized loss of $167,000, or 0.4% of amortized cost. The reported amount of net unrealized gain or loss varies based on the overall changes in market rates, shifts in the slope of the yield curve, and movement in spreads to the yield curve for different types of securities.

At December 31, 2008, the Company had certain investment concentrations exceeding 10% of stockholders' equity. Investments of the Company that exceed 10% of stockholders' equity at December 31, 2008 are shown in Table 11 below.

TABLE 11. INVESTMENT SECURITIES GREATER THAN 10% OF STOCKHOLDERS' EQUITY

		At December 31, 2008		
($ in thousands)	Type	Total Investment	% of Total Assets	% of Stockholders' Equity
Federal National Mortgage Association	Agency Bond and Mortgage-Backed Securities	$ 20,624	9.3%	74.8%
Shay AMF Mutual Funds	Mutual Fund	3,408	1.5%	12.4%
Federal Home Loan Mortgage Corporation	Mortgage-Backed Securities	8,843	4.0%	32.1%
Federal Home Loan Bank	Agency Bond	5,131	2.3%	18.6%
Total		$ 38,006	17.1%	137.9%

At December 31, 2007, the Company had $3.5 million in agency securities classified as available for sale that were investments in financial instruments or participated in agreements with values that are linked to or derived from changes in some underlying asset or index. These financial instruments or agreements are commonly referred to as derivatives and include such instruments as futures, forward contracts, option contracts, interest rate swap agreements and other financial arrangements with similar characteristics. The Company's investments in derivatives consisted of two "range notes" issued by the Federal Home Loan Bank. These notes were long-term agency bonds which paid interest as long as LIBOR fell within a certain range. LIBOR was within the required range for interest to be paid during the period in which the Company held these derivatives. These investments were called in 2008. As of December 31, 2008, the Company did not have any investments in derivative securities. The impact of SFAS 133, which requires marking these securities to market value through operations, was not material in 2008 or 2007.

DEPOSITS

Deposits are the Company's primary source of funding for earning assets. The Company offers a variety of products designed to attract and retain customers. The principal methods used by the Company to attract deposits include: emphasis on personal service, offering competitive interest rates, and providing convenient office locations. The Company does not actively solicit or pay higher rates for "jumbo" (amounts over $100,000) certificates of deposit. The Company had no deposits that were obtained through outside deposit brokers at December 31, 2008 or 2007.

At December 31, 2008, deposits were up $10.6 million, or 8.2%, from the level at December 31, 2007. Average deposits for 2008 increased $8.9 million, or 7.0%, over 2007 and increased $2.9 million, or 2.3%, in 2007 from 2006. The increases in deposits have been due to a combination of factors including: the efforts of the commercial loan originators to open non-interest bearing transactional accounts for commercial customers, the offering of competitive interest rates on money market and certain transactional accounts in an effort to attract new customers, and the opening of new banking locations which occurred in the latter half of 2007.

TABLE 12. DEPOSIT COMPOSITION

	At December 31,					
	2008		2007		2006	
($ in thousands)	**Average Balances**	**% of Deposits**	Average Balances	% of Deposits	Average Balances	% of Deposits
Noninterest bearing demand deposits	**$ 8,915**	**6.6%**	$ 4,380	3.5%	$ 2,367	1.9%
NOW account deposits	**26,134**	**19.3%**	21,576	17.1%	17,186	13.9%
Savings deposits	**17,074**	**12.6%**	20,511	16.2%	27,103	22.0%
Certificates of deposit	**83,167**	**61.5%**	79,911	63.2%	76,841	62.2%
Total	**$ 135,290**	**100.0%**	$ 126,378	100.0%	$ 123,497	100.0%

Average certificates of deposit (or "time deposits") totaled $83.2 million, or 61.5% of average total deposits during 2008, up $3.3 million, or 4.1%, compared to 2007. Average savings deposits made up 12.6% of total average deposits during 2008, down from 16.2% in the previous year. During 2008, the average balance of NOW accounts, which includes money market deposit accounts, increased from 17.1% to 19.3% of average total deposits. Non-interest bearing demand deposits increased by $4.5 million, or 103.5%, as the Bank continued to increase its volume of activity with commercial customers. Table 13 shows the maturity structure of time deposits over and under $100,000 at December 31, 2008.

TABLE 13. MATURITIES OF TIME DEPOSITS

	At December 31, 2008			
			Total	
($ in thousands)	Less than $100,000	More than $100,000	Amount	Percentage
Three months or less	$ 13,575	$ 8,497	$ 22,072	26.3%
Over three months through six months	11,106	2,654	13,760	16.4%
Over six months through twelve months	17,687	7,610	25,297	30.1%
Over twelve months	18,528	4,342	22,870	27.2%
Total	$ 60,896	$ 23,103	$ 83,999	100.0%

BORROWINGS

The Bank is a member of the Federal Home Loan Bank of Dallas ("FHLB"). This membership provides access to a variety of Federal Home Loan Bank advance products as an alternative source of funds. FHLB advances increased during the year by $25.0 million, or 92.7%, from $27.0 million at December 31, 2007 to $52.0 million at December 31, 2008. The increase was due to new borrowings in 2008 which were primarily used to fund loan growth. Average advances outstanding during 2008 were $43.0 million, compared with $17.6 million for 2007. The average rate paid on FHLB advances during 2008 was 4.11%, compared to 5.47% in 2007. The Company's utilization of borrowings continues to be within the parameters determined by management to be prudent in terms of liquidity and interest rate sensitivity. In addition, the Company has significant remaining borrowing capacity should borrowing needs arise. Table 14 shows the scheduled maturities of FHLB advances at December 31, 2008.

TABLE 14. MATURITIES OF ADVANCES

	At December 31, 2008		
($ in thousands)	Amount	% of Total Advances	Weighted Average Rate
2009	$ 13,174	25.3%	2.47%
2010	15,578	30.0%	4.44%
2011	12,583	24.2%	3.50%
2012	7,667	14.7%	4.77%
2013	3,000	5.8%	4.14%
Total Advances	$ 52,002	100.0%	3.75%

STOCKHOLDERS' EQUITY AND CAPITAL ADEQUACY

At December 31, 2008, stockholders' equity totaled $27.6 million, compared to $28.2 million at the end of 2007. The major factors in the $606,000 decrease in 2008 were the aggregate cash dividends paid of approximately $509,000 and an increase in the accumulated other comprehensive loss of $106,000. The dividend payout ratio for 2008 was not meaningful as the company recorded a net loss for the year compared to 76.4% of net income in 2007.

Since 1998, the Company has repurchased shares of its common stock when shares have been available at prices and amounts deemed prudent by management. The Company announced a stock repurchase program in October 2008 of up to 64,250 shares, or approximately 5.0%, of GS Financial Corporation's outstanding common stock through open market or privately negotiated transactions. As of December 31, 2008, no shares had been repurchased under the newly announced program. Table 15 summarizes the repurchase of the shares of its common stock by year. All of the purchases were open market transactions and most were at a discount to book value.

TABLE 15. SUMMARY OF STOCK REPURCHASES

Year Ended December 31,	Shares	Cost *($000)*	Average Price Per Share
1998	491,054	$ 8,324	$ 16.95
1999	299,000	3,653	12.22
2000	679,600	8,590	12.64
2001	305,684	4,612	15.09
2002	142,201	2,516	17.69
2003	216,181	4,109	19.01
2004	16,842	315	18.94
2005	3,907	74	19.06
2006	17,763	300	16.87
2007	10,468	188	18.00
2008	-	-	-
Total Stock Repurchases	2,182,700	$ 32,681	$ 14.97

The ratios in Table 16 indicate that the Bank was well capitalized at December 31, 2008. During 2008 and 2007, the Bank has reduced its overcapitalized position as it has increased its holdings of loans. Risk-based capital ratios declined in 2008 as there was a $37.7 million increase in risk-weighted assets, attributable primarily to growth in the loan portfolio. The regulatory capital ratios of Guaranty Savings Bank exceed the minimum required ratios, and the Bank has been categorized as "well-capitalized" in the most recent notice received from its primary regulatory agency.

TABLE 16. CAPITAL AND RISK BASED CAPITAL RATIOS

	At December 31,		
($ in thousands)	**2008**	2007	2006
Tier 1 regulatory capital	**$ 25,611**	$ 27,107	$ 26,580
Tier 2 regulatory capital	**1,772**	1,260	1,096
Total regulatory capital	**$ 27,383**	$ 28,367	$ 27,676
Adjusted total assets	**$ 221,614**	$ 184,660	$ 167,126
Risk-weighted assets	**$ 141,772**	$ 104,027	$ 87,645
Ratios			
Tier 1 capital to adjusted total assets	**11.56%**	14.68%	15.90%
Tier 1 capital to risk-weighted assets	**18.06%**	26.06%	30.33%
Total regulatory capital to risk-weighted assets	**19.31%**	27.27%	31.58%
Stockholders' equity to total assets	**12.42%**	15.10%	16.14%

LIQUIDITY AND CAPITAL RESOURCES

The objective of liquidity management is to ensure that funds are available to meet the cash flow requirements of depositors and borrowers, while at the same time meeting the operating, capital, and strategic cash flow needs of the Company and the Bank, in the most cost-effective manner possible. The Company develops its liquidity management strategies and measures and monitors liquidity risk as part of its overall asset/liability management process by making use of quantitative modeling tools to project cash flows under a variety of possible scenarios.

On the liability side, liquidity management focuses on growing the base of more stable core deposits at competitive rates, while at the same time ensuring access to economical wholesale funding sources. The sections above on deposits and borrowings discuss changes in these liability-funding sources in 2008.

Liquidity management on the asset side primarily addresses the composition and maturity structure of the loan and investment securities portfolios and their impact on the Company's ability to generate cash flows from scheduled payments, contractual maturities and prepayments, their use as collateral for borrowings, and possible outright sales on the secondary market. Tables 3 and 10 above present the contractual maturities of the loan portfolio and the Company's investment in securities.

Table 17 illustrates some the factors that the Company uses to measure liquidity. Cash and cash equivalents decreased substantially during 2008 after experiencing a slight decrease in 2007. While deposits have increased in both 2008 and 2007, primarily through continued efforts to attract commercial and personal transaction accounts, their rate of increase was not sufficient to meet the funding requirements of loan originations. In order to continue funding loan growth, the Company utilized FHLB advances as a low cost, alternative funding source during 2008.

The Company's investment allocation decisions and loan and deposit pricing strategies reflect its assessment of current and future economic conditions.

TABLE 17. KEY LIQUIDITY INDICATORS

	At December 31,		
($ in thousands)	**2008**	2007	2006
Cash and cash equivalents	**$ 3,205**	$ 9,462	$ 11,117
Total loans	**160,956**	121,850	97,717
Total deposits	**140,115**	129,510	122,754
Deposits $100,000 and over	**54,620**	35,586	27,285
Ratios			
Total loans to total deposits	**114.87%**	94.09%	79.60%
Deposits $100,000 and over to total deposits	**38.98%**	27.48%	22.23%

ASSET/LIABILITY MANAGEMENT

The objective of the Company's asset/liability management is to implement strategies for the funding and deployment of its financial resources that are expected to maximize profitability over time at acceptable levels of risk.

Interest rate sensitivity measures the potential impact of changing rate environments on both net interest income and cash flows. The Bank monitors its interest rate sensitivity on a quarterly basis by reviewing net interest income simulations, monitoring the economic value of equity, reviewing interest rate risk management models, and reviewing net portfolio value ("NPV") models.

At least quarterly, the Bank utilizes the services of a third party vendor to produce an interest rate risk management model. The interest rate risk management model quantifies the risks to the Bank from a variety of sources, including repricing risk, basis risk, prepayment risk, and production risks. The actual risks measured are dependent upon the assumptions made by management prior to processing the model. From this information forecasted balance sheets, income statements, and yield calculations are produced. Additionally, an estimate of the economic value at risk ("EVE") for each balance sheet item and earnings at risk ("EAR") for each income statement is produced based on the current balances and yields using standardized discount rates.

The EVE measures the Bank's exposure to equity shifts due to changes in a forecast interest rate environment. EVE is normally expressed as a percentage change from the "Base Case" value, or as a percentage of the economic value of the assets. EAR measures the Bank's exposure to net interest income due to changes in a forecast rate environment. This change is the result of repricing of assets and liabilities, embedded caps and floors, and changes in the cash flow due to call options and prepayment. EAR is normally expressed as a percentage change from the "Base Case".

Table 18 includes a summary of the changes in the components of the balance sheet at December 31, 2008 and the income statement for the year ended December 31, 2009, based on a non-parallel shift in interest rates up and down 300 basis points, using increments of 100 basis points. As illustrated in the table below, EVE is currently more sensitive to and may be more negatively impacted by rising rates than falling rates. However, EAR is slightly more sensitive to and may be more negatively impacted by falling rates than rising rates.

TABLE 18. ECONOMIC VALUE AT RISK AND EARNINGS AT RISK

	Change (Basis Point) in Interest Rates						
($ in thousands)	Down 300	Down 200	Down 100	Base Case	Up 100	Up 200	Up 300
	At December 31, 2008						
Total assets	$ 228,708	$ 227,255	$ 225,412	$ 223,125	$ 219,321	$ 214,962	$ 210,284
Total liabilities	211,145	209,239	206,588	203,517	200,543	198,216	195,775
Economic value of equity	17,563	18,016	18,824	19,608	18,778	16,746	14,509
EVE at risk	-10.43%	-8.12%	-4.00%	n/a	-4.23%	-14.60%	-26.00%
	For the Year Ended December 31, 2009						
Interest income	13,143	13,413	13,681	13,999	14,440	14,711	14,946
Interest expense	5,440	5,632	5,921	6,233	6,534	6,875	7,199
Net interest income	7,703	7,781	7,760	7,766	7,906	7,836	7,747
Earnings at risk	-0.82%	0.19%	-0.09%	n/a	1.79%	0.89%	-0.24%

The NPV is the difference between the market value of the Bank's assets and the market value of the Bank's liabilities and off balance sheet commitments. At least quarterly, the Board reviews a standard thrift industry model prepared by the Office of Thrift Supervision ("OTS") from the Bank's quarterly Consolidated Maturity and Rate Report.

Table 19 below presents an analysis of the Bank's interest rate risk as measured by the OTS which reflects changes in the NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points in accordance with OTS regulations. Due to the low level of interest rates, the only downward shock capable of being applied is 100 basis points at December 31, 2008 and 100 and 200 basis points at December 31, 2007. As illustrated in the table below, NPV is currently more sensitive to, and may be more negatively impacted by, rising rates than falling rates.

TABLE 19. NET PORTFOLIO VALUE

	At December 31,					
($ in thousands)	**2008**			2007		
Change (Basis Point) in Interest Rates	**$ Value**	**$ Change**	**% Change**	$ Value	$ Change	% Change
300	**$ 19,357**	**$ (9,756)**	**-34%**	$ 23,861	$ (11,632)	-33%
200	**23,237**	**(5,876)**	**-20%**	27,686	(7,807)	-22%
100	**26,610**	**(2,503)**	**-9%**	31,396	(4,097)	-12%
0	**29,113**	**-**	**-**	35,493	-	-
-100	**30,756**	**1,643**	**6%**	37,876	2,383	7%
-200	**n/a**	**n/a**	**n/a**	40,123	4,630	13%

IMPACT OF INFLATION AND CHANGING PRICES

The majority of assets and liabilities of a financial institution are monetary in nature. Management believes the most significant potential impact of inflationary or deflationary economic cycles on the Company's financial results is its ability to react to changes in interest rates. Interest rates do not necessarily move in the same direction, or at the same magnitude, as the prices of goods and services. As discussed above, the Company employs asset/liability management strategies in its attempt to minimize the effects of economic cycles on its net interest income.

Inflation and changing prices also have an impact on the growth of total assets in the banking industry and the resulting need to increase capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Changing prices will also affect trends in noninterest operating expenses and noninterest income.

RESULTS OF OPERATIONS

The Company reported a net loss of $6,000 in 2008 compared with net income of $658,000 in 2007. Earnings per share for 2008 were not meaningful compared to $0.52 per share diluted during 2007. The loss in 2008 was primarily due to the recognition of a $1.3 million non-cash impairment charge against the Company's investment in two mutual funds held as available-for-sale. Earnings in 2007 included a reversal of $300,000 ($198,000 after tax) of the loan loss reserves established in 2005 due to the uncertainties in the loan portfolio subsequent to Hurricane Katrina.

NET INTEREST INCOME

The Company's net interest income increased $974,000, or 17.1%, in 2008 compared to 2007. The increase was primarily due to a $28.8 million, or 17.4%, increase in average interest earning assets. Net interest margin measures net interest income as a percent of average interest-earning assets. From 2007 to 2008, the Company's net interest margin fell one basis point from 3.44% to 3.43%. The decrease in net interest margin in 2008 was primarily due to a 40 basis point decline in the average yield on interest-earning assets. The decrease in the yield on average interest-earning assets was attributable to the decrease in market rates of interest which continued throughout 2008. The decrease in the cost of funds was primarily driven by higher-yielding certificates of deposit renewing into lower-yielding certificates and the utilization of lower cost FHLB advances as a funding source.

During 2008, loans constituted 73.0% of average interest-earning assets, up from 65.1% in 2007. Mortgage-backed securities and collateralized mortgage obligations made up 15.0% of average interest-earning assets during 2008, up from 13.0% in 2007. Mutual fund investments, consisting primarily of investments in funds secured by short-term mortgage instruments, were 2.5% of average interest-earning assets in 2008, down from 4.1% in 2007. A substantial portion of the Company's mutual fund investments have been liquidated during the past three years to diversify the investment portfolio and to fund loan growth.

The Company's funding mix improved during 2008 and had a positive impact on the net interest margin. The percentage of average interest-earning assets funded by higher-cost sources of funds, such as certificates of deposit, was 49.1% in 2008 compared to 57.3% in 2007. This is expected to further improve in 2009 as the Bank continues to emphasize attracting lower-cost transaction accounts. During both 2008 and 2007, lower-cost transaction accounts totaled 15.4% of average interest-earning assets. The improved deposit funding mix helped to decrease the cost of funds, as the average cost of interest-bearing deposits decreased by 61 basis points in 2008 compared to a 73 basis point increase in the average cost of funds experienced during 2007. The total average cost of interest-bearing liabilities decreased by 58 basis points in 2008 compared to 2007, following a 58 basis point increase in 2007 compared to 2006. The decrease in the cost of funds was reflective of the change in market rates which steadily decreased throughout 2008.

Table 20 below sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income from interest-earning assets and the resulting average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resulting average rate; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods.

TABLE 20. SUMMARY OF AVERAGE BALANCES, NET INTEREST INCOME AND INTEREST RATES

Year Ended December 31,	2008			2007			2006		
($ in thousands)	**Average Balance**	**Interest**	**Average Yield/ Cost**	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
ASSETS									
INTEREST-EARNING ASSETS									
Loans	**$ 141,892**	**$ 9,579**	**6.75%**	$ 107,785	$ 8,043	7.46%	$ 87,360	$ 6,803	7.79%
U.S. Treasury and Agency securities	**15,110**	**887**	**5.87%**	22,103	1,301	5.89%	16,916	892	5.27%
Mortgage-backed securities	**16,416**	**884**	**5.38%**	5,704	299	5.24%	2,502	152	6.08%
Collateralized mortgage obligations	**12,689**	**692**	**5.45%**	15,794	875	5.54%	19,383	1,098	5.66%
Mutual funds	**4,898**	**224**	**4.57%**	6,851	355	5.18%	29,668	1,344	4.53%
Total investment in securities	**49,113**	**2,687**	**5.47%**	50,452	2,830	5.61%	68,469	3,486	5.09%
FHLB stock	**1,931**	**44**	**2.28%**	1,008	53	5.26%	1,437	74	5.17%
Federal funds sold and demand deposits	**1,520**	**116**	**7.63%**	6,410	322	5.02%	13,069	637	4.88%
Total interest-earning assets	**194,456**	**12,426**	**6.39%**	165,655	11,248	6.79%	170,335	11,000	6.46%
NONINTEREST-EARNING ASSETS									
Other assets	**16,660**			10,523			8,942		
Allowance for loan losses	**(3,115)**			(3,580)			(5,207)		
Total assets	**$ 208,001**			$ 172,598			$ 174,070		
LIABILITIES AND STOCKHOLDERS' EQUITY									
INTEREST-BEARING LIABILITIES									
NOW account deposits	**$ 26,134**	**$ 633**	**2.42%**	$ 21,576	$ 722	3.35%	$ 17,186	$ 388	2.26%
Savings deposits	**17,074**	**130**	**0.76%**	20,511	247	1.20%	27,103	339	1.25%
Time deposits	**83,167**	**3,218**	**3.87%**	79,911	3,617	4.53%	76,842	2,938	3.82%
Total interest-bearing deposits	**126,375**	**3,981**	**3.15%**	121,998	4,586	3.76%	121,131	3,665	3.03%
Borrowings	**43,049**	**1,770**	**4.11%**	17,564	961	5.47%	23,368	1,239	5.30%
Total interest-bearing liabilities	**169,424**	**5,751**	**3.39%**	139,562	5,547	3.97%	144,499	4,904	3.39%
NONINTEREST-BEARING LIABILITIES AND STOCKHOLDERS' EQUITY									
Demand deposits	**8,915**			4,380			2,367		
Other liabilities	**1,845**			1,230			1,195		
Shareholders' equity	**27,817**			27,426			26,009		
Total liabilities and stockholders' equity	**$ 208,001**			$ 172,598			$ 174,070		
Net interest income and margin		**$6,675**	**3.43%**		$5,701	3.44%		$6,096	3.58%
Net interest-earning assets and spread	**$25,032**		**3.00%**	$26,093		2.82%	$25,836		3.07%
Cost of funding interest-earning assets			**2.96%**			3.35%			2.88%

Table 21 below sets forth the effects of changing rates and volumes on net interest income of the Company. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate) and (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume). The change in interest due to both volume and rate has been allocated proportionately between volume and rate based on the absolute dollar amount of the change in each.

TABLE 21. SUMMARY OF CHANGES IN NET INTEREST INCOME

	2008 Compared to 2007			2007 Compared to 2006		
	Due to Change in		**Total Increase**	Due to Change in		Total Increase
($ in thousands)	**Volume**	**Rate**	**(Decrease)**	Volume	Rate	(Decrease)
INTEREST INCOME						
Loans	$ **2,545**	$ **(1,009)**	$ **1,536**	$ 1,591	$ (351)	$ 1,240
U.S. Treasury and Agency securities	**(412)**	**(2)**	**(414)**	274	135	409
Mortgage-backed securities	**562**	**23**	**585**	195	(48)	147
Collateralized mortgage obligations	**(172)**	**(11)**	**(183)**	(203)	(20)	(223)
Mutual funds	**(101)**	**(30)**	**(131)**	(1,034)	45	(989)
Total investment in securities	**(123)**	**(20)**	**(143)**	(768)	112	(656)
FHLB stock	**49**	**(58)**	**(9)**	(22)	1	(21)
Federal funds sold and demand deposits	**(246)**	**40**	**(206)**	(325)	10	(315)
Total interest income	**2,225**	**(1,047)**	**1,178**	476	(228)	248
INTEREST EXPENSE						
NOW account deposits	**153**	**(242)**	**(89)**	99	235	334
Savings deposits	**(41)**	**(76)**	**(117)**	(82)	(10)	(92)
Time deposits	**147**	**(546)**	**(399)**	117	562	679
Total interest-bearing deposits	**259**	**(864)**	**(605)**	134	787	921
Borrowings	**1,394**	**(585)**	**809**	(308)	30	(278)
Total interest expense	**1,653**	**(1,449)**	**204**	(174)	817	643
Change in net interest income	$ **572**	$ **402**	$ **974**	$ 650	$ (1,045)	$ (395)

PROVISION FOR LOAN LOSSES

The Company recorded a provision for loan losses of $4.8 million in 2005, subsequent to Hurricane Katrina, as the hurricane severely impacted the entire area in which the Company does business. As previously discussed under "Loans and Allowance for Loan Losses," the provision for loan losses for the year ended December 31, 2005 was based on the information available to management at the time. Considerable uncertainties were outstanding regarding, among other things, the extent of any economic recovery in the greater New Orleans area and the ultimate disposition of property insurance claims.

In 2007, the Company reversed $300,000 of the provision that was taken in 2005. No reversal or provision was made in 2008. The area remains in a state of uncertainty regarding the level of recovery from Hurricane Katrina, but borrower performance and insurance claims were better in 2007 than management's expectations, hence the reduction in the level of impairment in the loan portfolio. The Bank's asset quality committee will continue to meet quarterly and address all potentially impaired loans and adjust the allowance for loan losses accordingly based on the information available at the time.

For a more detailed discussion of the changes in the allowance for loan losses, non-performing assets, and general credit quality, see the earlier section on Loans and Allowance for Loan Losses. The future level of the allowance and provisions for loan losses will reflect management's ongoing evaluation of credit risk, based on established internal policies and practices.

NON-INTEREST INCOME

Total non-interest (loss) income decreased $1.4 million from $424,000 in 2007 to a $994,000 loss in 2008. In 2007, the Bank recorded miscellaneous income due to a non-recurring gain of $110,000 on a processing error by a third party vendor which was subsequently reversed against miscellaneous income in 2008 when this error was corrected. This was partially offset by an $88,000 increase in income from gains realized on the sale of mortgage loans in the secondary market which increased from $189,000 in 2007 to $277,000 in 2008.

Income from real estate held for investment was $56,000 and $52,000 in 2008 and 2007, respectively. This income is for rent received by the Company on property not used in its banking operations.

Service charges on deposit accounts were $34,000 in 2008, up from $25,000 in 2007. The Company continues to develop new deposit products and pricing strategies to increase transaction accounts and the related fee income. Table 22 shows the components of non-interest income for each year in the three-year period ended December 31, 2008.

As previously discussed in "Investment in Securities," the Company recorded an other-than-temporary impairment of $1.3 million on its investment in mutual funds in 2008. In addition, the Company redeemed for cash a total of $1.1 million of the holding in these funds and realized losses of $77,000 during 2008. There was no impairment charge recognized on these mutual funds during 2007.

TABLE 22. NON-INTEREST INCOME

($ in thousands)	**2008**	2007	2006
Service charges on deposit accounts	**$ 34**	$ 25	$ 19
ATM fees	**16**	9	4
Early closing penalties	**7**	34	21
Income from real estate held for investment	**56**	52	52
Gain on sales of mortgage loans	**277**	189	30
Gain on sales and income from foreclosed assets	**4**	-	-
Gain on Disposal of Premises & Equipment	**17**	-	-
Miscellaneous	**(50)**	115	15
Total noninterest income before securities transactions	**$ 361**	$ 424	$ 141
Net (loss)/gain on securities transactions	**(1,355)**	-	(90)
Total noninterest income (loss)	**$ (994)**	$ 424	$ 51

NON-INTEREST EXPENSE

Table 23 shows the components of non-interest expense for each year of the three-year period ended December 31, 2008. Non-interest expense increased $264,000, or 4.9%, in 2008 after a $483,000, or 9.8%, increase in 2007.

TABLE 23. NON-INTEREST EXPENSE

($ in thousands)	**2008**	2007	2006
Employee compensation	**$ 2,610**	$ 2,518	$ 2,282
Employee benefits	**755**	742	958
Total personnel expense	**3,365**	3,260	3,240
Net occupancy expense	**792**	673	542
Ad Valorem taxes	**191**	258	194
Data processing costs	**340**	301	241
Advertising	**51**	139	40
ATM expenses	**37**	39	24
Professional fees	**259**	188	173
Deposit insurance and supervisory fees	**151**	106	103
Printing and office supplies	**102**	113	119
Telephone	**84**	66	51
Other operating expenses	**301**	266	199
Total non-interest expense	**$ 5,673**	$ 5,409	$ 4,926
Efficiency Ratio	99.86%	88.27%	80.14%

Total personnel costs increased $105,000, or 3.2%, in 2008 compared to 2007, primarily due to the additional employees at our new banking locations which were opened in the latter half of 2007. In 2008 and 2007, the Company provided full health insurance benefits to its employees and partial benefits to dependents of employees. Employee health insurance costs were $337,000 in 2008, an increase of $52,000, or 18.2% from 2007. The increase in health insurance costs from 2007 to 2008 was primarily due to the increase in the number of employees and an increase in the cost of health insurance premiums.

Effective January 1, 2007, the Company established a new 401(k) plan that included the participant ESOP balances from the existing ESOP plan that was discontinued in 2006. In 2008 and 2007, the Company recognized expense relating to its 401(k) plan of $156,000 and $90,000, respectively.

Advertising costs in 2008 decreased by $88,000, or 63.3%, compared with 2007, primarily due to the advertising efforts in 2007 which were focused on promoting the Bank's new products and announcing its re-opened Mid-City New Orleans location, the new Westbank location, and the conversion of the Ponchatoula location to a full-service branch.

Occupancy expenses, net, increased $119,000, or 17.7%, from 2007 to 2008, primarily due to incurring a full year of operating costs on locations which were opened primarily in the latter half of 2007.

Professional fees were $188,000 in 2007 and $259,000 in 2008, which represents an increase of $71,000, or 37.8%. The increase in professional fees was primarily due to the legal costs associated with the conversion of the Bank from a Louisiana chartered savings bank to a Federally chartered savings bank. In 2008, the Bank increased its utilization of the services of attorneys to assist with loan collection activity and various consultants to provide assessments of its internal processes and procedures.

INCOME TAXES

Income tax expense was $14,000 in 2008 compared with $358,000 in 2007. The Company's effective tax rate in 2008 was negatively impacted by the losses relating to the write-down of securities as an other-than-temporary impairment, which is classified as a capital loss for tax purposes. In 2007, the Company's effective tax rate approximated the 34% statutory rate. As there was and remains uncertainty whether the Company can generate sufficient capital gains to offset the impairment losses recorded on the investments in mutual funds, a valuation allowance against the Bank's deferred tax asset has been established. See Note I to the financial statements for additional information on the Company's effective tax rates and the composition of changes in income tax expense for all periods.

CONTRACTUAL OBLIGATIONS

The following table summarizes payments due from the Company under specified long-term and certain other contractual obligations as of December 31, 2008. The Company leases one banking location from a third-party and it leases a temporary facility, including both the trailer and banking equipment, placed on Company-owned property. The lease of the banking location expired in 2008 and has been renewed on consecutive terms of six months. The lease of the temporary facility and the related banking equipment expired in 2008 and has been renewed on a month-to-month basis. Obligations under deposit contracts are not included. The scheduled maturities of time deposits are reflected in table 13 above in the section on "Deposits".

TABLE 24. CONTRACTUAL OBLIGATIONS

($ in thousands)	*Payments Due By Period From December 31, 2008*				
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Federal Home Loan Bank advances	**$ 52,002**	$ 13,174	$ 28,161	$ 10,667	$ -
Operating leases on banking facilities	**7**	7	-	-	-
Total obligations	**$ 52,009**	$ 13,181	$ 28,161	$ 10,667	$ -

OFF-BALANCE SHEET OBLIGATIONS

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business in order to meet the financing needs of its customers. These financial instruments include mortgage and construction loan commitments, letters of credit and commercial lines of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Company's contingent liabilities and commitments as of December 31, 2008 are as follows:

TABLE 25. OFF-BALANCE SHEET OBLIGATIONS

($ in thousands)	*Commitments Due By Period From December 31, 2008*				
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Mortgage loan commitments	**$ 8,472**	$ 8,472	$ -	$ -	$ -
Construction loan commitments	**4,178**	4,178	-	-	-
Unused portions of lines of credit	**4,600**	4,600	-	-	-
Commercial loan commitments	**1,827**	1,827	-	-	-
Consumer loan commitments	**13**	13	-	-	-
Total Obligations	**$ 19,090**	$ 19,090	$ -	$ -	$ -

Management's Report On Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements prepared for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control — Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report.

LAPORTE SEHRT
ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
GS Financial Corp. and Subsidiary
Metairie, Louisiana

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheets of **GS FINANCIAL CORP.** and its wholly-owned subsidiary, Guaranty Savings Bank, as of December 31, 2008 and 2007, and the related consolidated statements of income (loss), comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of **GS FINANCIAL CORP.** and its wholly-owned subsidiary, Guaranty Savings Bank, as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to examine management's assessment of the effectiveness of GS Financial Corp. and Subsidiary's internal control over financial reporting as of December 31, 2008, included in the Company's 10-K filing with the Securities and Exchange Commission. Accordingly, we do not express an opinion thereon.

LaPorte, Sehrt, Romig & Hand
A Professional Accounting Corporation

Metairie, Louisiana
March 18, 2009

GS FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31, 2008	December 31, 2007
	(In Thousands)	
Cash and Cash Equivalents		
Cash and Amounts Due from Depository Institutions	$ 2,313	$ 2,485
Interest-Bearing Deposits in Other Banks	569	6,008
Federal Funds Sold	323	969
Total Cash and Cash Equivalents	3,205	9,462
Securities Available-for-Sale, at Fair Value	47,617	47,747
Loans, Net of Allowance for Loan Losses of $2,719 and $3,432, Respectively	158,523	118,477
Accrued Interest Receivable	1,612	1,828
Other Real Estate	461	-
Premises and Equipment, Net	5,756	5,874
Stock in Federal Home Loan Bank, at Cost	2,300	1,220
Real Estate Held-for-Investment, Net	436	450
Other Assets	1,960	1,429
Total Assets	$ 221,870	$ 186,487

The accompanying notes are an integral part of these financial statements.

GS FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31,	
	2008	2007
	(In Thousands)	
LIABILITIES		
Deposits		
Noninterest-bearing	$ 7,970	$ 5,685
Interest-bearing	132,145	123,825
Total Deposits	140,115	129,510
Advance Payments by Borrowers for Taxes and Insurance	167	335
FHLB Advances	52,002	26,986
Other Liabilities	2,028	1,492
Total Liabilities	194,312	158,323
STOCKHOLDERS' EQUITY		
Preferred Stock - $.01 Par Value; 5,000,000 Shares Authorized, None Issued	-	-
Common Stock - $.01 Par Value; 20,000,000 Shares Authorized 3,438,500 Shares Issued	34	34
Additional Paid-In Capital	34,546	34,546
Unearned RRP Trust Stock	(143)	(158)
Treasury Stock (2,152,700 Shares in 2008, and 2,152,700 Shares in 2007) at Cost	(32,062)	(32,062)
Retained Earnings	25,404	25,919
Accumulated Other Comprehensive Loss	(221)	(115)
Total Stockholders' Equity	27,558	28,164
Total Liabilities and Stockholders' Equity	$ 221,870	$ 186,487

The accompanying notes are an integral part of these financial statements.

GS FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF (LOSS) INCOME

	For the Years Ended December 31,		
	2008	2007	2006
	(In Thousands, Except Per Share Data)		
INTEREST AND DIVIDED INCOME			
Loans, Including Fees	$ 9,579	$ 8,043	$ 6,803
Investment Securities	2,687	2,830	3,485
Other Interest Income	160	375	712
Total Interest Income	12,426	11,248	11,000
INTEREST EXPENSE			
Deposits	3,981	4,586	3,665
Advances from Federal Home Loan Bank	1,770	961	1,239
Total Interest Expense	5,751	5,547	4,904
NET INTEREST INCOME	6,675	5,701	6,096
PROVISION (REVERSAL) FOR LOAN LOSSES	-	(300)	(1,981)
NET INTEREST INCOME AFTER PROVISION (REVERSAL) FOR LOAN LOSSES	6,675	6,001	8,077
NON-INTEREST (LOSS) INCOME			
Loss on Securities	(1,355)	-	(90)
Gain on Sale of Loans	277	189	30
Customer Service Fees	-	68	44
Other Income	84	167	67
Total Non-Interest (Loss) Income	(994)	424	51
NON-INTEREST EXPENSE			
Salaries and Employee Benefits	3,365	3,260	3,240
Occupancy Expense	792	673	542
Ad Valorem Taxes	191	258	194
Other Expenses	1,325	1,218	950
Total Non-Interest Expense	5,673	5,409	4,926
INCOME BEFORE INCOME TAX EXPENSE	8	1,016	3,202
INCOME TAX EXPENSE	14	358	1,088
NET (LOSS) INCOME	$ (6)	$ 658	$ 2,114
(LOSS) EARNINGS PER SHARE - BASIC	n/m	$ 0.53	$ 1.74
(LOSS) EARNINGS PER SHARE - DILUTED	n/m	$ 0.52	$ 1.73

The accompanying notes are an integral part of these financial statements.

GS FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	For the Years Ended December 31, 2008	2007	2006
		(In Thousands)	
NET (LOSS) INCOME	$ (6)	$ 658	$ 2,114
OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX			
Unrealized Holding (Losses) Gains Arising During the Period	(1,000)	247	(150)
Reclassification Adjustment for Losses (Gains) Included in Net Income	894	(43)	29
Total Other Comprehensive (Loss) Income	(106)	204	(121)
COMPREHENSIVE (LOSS) INCOME	$ (112)	$ 862	$ 1,993

The accompanying notes are an integral part of these financial statements.

GS FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2008, 2007, and 2006

(In Thousands)

	Common Stock	Additional Paid -In Capital	Treasury Stock	Unearned ESOP Stock	Unearned RRP Trust Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
BALANCES AT JANUARY 1, 2006	$ 34	$ 34,565	$ (32,193)	$ (239)	$ (698)	$ 24,136	$ (198)	$ 25,407
Distribution of RRP Trust Stock	-	(50)	-	-	175	-	-	125
ESOP Compensation Earned	-	186	-	239	-	-	-	425
Purchase of Treasury Stock	-	-	(300)	-	-	-	-	(300)
Dividends Declared	-	-	-	-	-	(486)	-	(486)
Net Income - Year Ended December 31, 2006	-	-	-	-	-	2,114	-	2,114
Other Comprehensive Loss, Net of Applicable Deferred Income Taxes	-	-	-	-	-	-	(121)	(121)
BALANCES AT DECEMBER 31, 2006	34	34,701	(32,493)	-	(523)	25,764	(319)	27,164
Distribution of RRP Trust Stock	-	(52)	-	-	177	-	-	125
Retirement of RRP Trust Stock	-	-	(188)	-	188	-	-	-
Exercise of Stock Option	-	(103)	619	-	-	-	-	516
Dividends Declared	-	-	-	-	-	(503)	-	(503)
Net Income - Year Ended December 31, 2007	-	-	-	-	-	658	-	658
Other Comprehensive Income, Net of Applicable Deferred Income Taxes	-	-	-	-	-	-	204	204
BALANCES AT DECEMBER 31, 2007	34	34,546	(32,062)	-	(158)	25,919	(115)	28,164
Distribution of RRP Trust Stock	-	-	-	-	15	-	-	15
Dividends Declared	-	-	-	-	-	(509)	-	(509)
Net Loss - Year Ended December 31, 2008	-	-	-	-	-	(6)	-	(6)
Other Comprehensive Loss, Net of Applicable Deferred Income Taxes	-	-	-	-	-	-	(106)	(106)
BALANCES AT DECEMBER 31, 2008	$ 34	$ 34,546	$ (32,062)	$ -	$ (143)	$ 25,404	$ (221)	$ 27,558

The accompanying notes are an integral part of these financial statements.

GS FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2008	2007	2006
	For the Years Ended December 31, (In Thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (Loss) Income	$ (6)	$ 658	$ 2,114
Adjustments to Reconcile Net (Loss) Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	284	229	172
Premium Amortization (Discount Accretion), Net	6	(26)	(45)
Provision (Reversal) for Loan Losses	-	(300)	(1,981)
Non-Cash Dividend - FHLB Stock	(43)	(53)	(74)
Mutual Fund Dividends Reinvested	-	-	(517)
ESOP Expense	-	-	408
RRP Expense	15	111	143
Gain on Sale of Loans	(277)	(189)	(30)
Gain on Sale of Other Real Estate	(4)	-	-
Loss on Sale of Investments	74	-	90
Loss on Write-Down of Investments	1,281	-	-
Deferred Income Tax (Benefit) Expense	(103)	970	325
Changes in Operating Assets and Liabilities:			
Accrued Interest Receivable and Other Assets	4	(95)	74
Accrued Interest Payable and Other Liabilities	320	(649)	270
Net Cash Provided by Operating Activities	1,551	656	949
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from Maturities of Investment Securities	16,838	14,119	6,117
Proceeds from Sales of Investment Securities	5,003	-	14,963
Purchases of Investment Securities	(24,262)	(11,546)	(37,543)
Redemption of Mutual Funds, Net	1,084	5,000	38,961
Loan Originations and Principal Collections, Net	(60,619)	(39,183)	(23,636)
Proceeds from Sales of Loans	19,723	15,182	1,353
Purchases of Premises and Equipment	(152)	(2,511)	(1,480)
Proceeds from Sales of Other Real Estate	670	-	-
(Purchase) Redemption of Federal Home Loan Bank Stock	(1,037)	(185)	925
Net Cash Used in Investing Activities	(42,752)	(19,124)	(340)

The accompanying notes are an integral part of these financial statements.

GS FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2008	2007	2006
		(In Thousands)	
CASH FLOWS FROM FINANCING ACTIVITIES:			
Purchase of Treasury Stock	$ -	$ -	$ (300)
Proceeds from Stock Option Exercise	-	516	-
Increase (Decrease) in Federal Home Loan Bank Advances	25,016	9,944	(15,064)
Payment of Cash Stock Dividends	(509)	(503)	(486)
Increase in Deposits	10,605	6,756	3,888
(Decrease) Increase in Deposit for Escrows	(168)	100	(85)
Net Cash Provided by (Used in) Financing Activities	34,944	16,813	(12,047)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(6,257)	(1,655)	(11,438)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	9,462	11,117	22,555
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 3,205	$ 9,462	$ 11,117
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash Paid During the Year for:			
Interest	$ 5,690	$ 5,524	$ 5,014
Income Taxes	-	-	-
Loans Transferred to Other Real Estate During the Year	1,472	-	-
Market Value Adjustment for (Loss) Gain on Securities Available-for-Sale	(160)	244	(183)

The accompanying notes are an integral part of these financial statements.

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

GS FINANCIAL CORP. ("Company") was organized as a Louisiana corporation on December 24, 1996, for the purpose of becoming the holding company of Guaranty Savings and Homestead Association ("Association") in anticipation of converting the Association from a Louisiana chartered mutual savings and loan association to a Louisiana chartered stock savings and loan association. In June 2006, the Association changed its name to Guaranty Savings Bank (Bank). The Bank operates in the banking/savings and loan industry and, as such, provides financial services to individuals, corporate entities, and other organizations through the origination of loans and the acceptance of deposits in the form of savings accounts, certificates of deposit, money market accounts, and demand deposit accounts.

The Bank is subject to competition from other financial institutions and is subject to the regulations of Federal agencies. The Bank undergoes periodic examinations by those regulatory authorities.

BASIS OF PRESENTATION AND CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Guaranty Savings Bank. All significant inter-company balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and valuation of foreclosed real estate.

SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Company's activities are with customers located within the greater New Orleans area in Louisiana. Note B discusses the types of securities in which the Company invests. Note C discusses the types of lending in which the Company engages. The Company does not have any significant concentrations in any one industry or to any one customer.

CASH AND CASH EQUIVALENTS

For the purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash and balances due from banks, federal funds sold, and securities purchased under agreements to resell, all of which mature within ninety days.

SECURITIES AVAILABLE-FOR-SALE

Marketable securities are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

SECURITIES AVAILABLE-FOR-SALE (Continued)

Mortgage-backed securities represent participating interests in pools of first mortgage loans originated and serviced by the issuers of the securities. Mortgage-backed securities classified as available-for-sale are carried at fair market value and unrealized gains and losses are recognized as direct increases or decreases in comprehensive income. For mortgage-backed securities, and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any adjustments required due to the resultant change in effective yields and maturities are recognized retrospectively. Prepayment fees or call premiums that are only payable to the Company when a security is called prior to its maturity are earned when received and reflected in net investment income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

Although the Company generally intends to hold its investment securities until maturity, it may, from time to time, sell any of its securities as part of the overall management of its business. The available-for-sale designation provides the Company with the flexibility to sell any of its investment securities. Upon the sale of an investment security, any unrealized gain or loss is reclassified out of accumulated other comprehensive (loss)/income to earnings as a realized gain or loss using the specific identification method.

The Company adopted Statement of Financial Accounting Standard ("SFAS") 157 entitled *Fair Value Measurements* as of January 1, 2008. SFAS 157 defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date reflecting the highest and best use valuation concepts. SFAS 157 establishes a framework for measuring fair value in Generally Accepted Accounting Principles ("GAAP") by creating a hierarchy of fair value measurements that distinguishes market data between observable independent market inputs and unobservable market assumptions by the reporting entity. SFAS 157 further expands disclosures about such fair value measurements. SFAS 157 applies broadly to most existing accounting pronouncements that require or permit fair value measurements (including both financial and non-financial assets and liabilities), but does not require any new fair value measurements.

In February 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") SFAS 157-2, *Effective Date of FASB Statement No. 157* ("FSP SFAS 157-2"), which delayed the effective date of SFAS No. 157 for all nonrecurring fair value measurements of nonfinancial assets and liabilities until fiscal years beginning after November 15, 2008. The Company will not delay the effective date of SFAS 157. On October 10, 2008, the FASB issued FSP SFAS No. 157-3, *Fair Value Measurements* ("FSP SFAS 157-3"), which clarifies the application of SFAS No. 157 in an inactive market and provides an example to demonstrate how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP SFAS 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of this standard did not have a material impact on the Company's results of operations, cash flows, or financial positions.

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

SECURITIES AVAILABLE-FOR-SALE (Continued)

The Company accounts for its investment securities in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, ("SFAS 115") which requires that investments in securities be designated as either "held-to-maturity," "available-for-sale", or "trading" at the time of acquisition. The Company determines the fair value of its investment securities based upon prices obtained from a third-party pricing service and broker quotes. (See Note R.) The Company applies the guidance prescribed in Financial FASB Staff Position SFAS 115-1 and SFAS 124-1, *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (the "FASB Impairment Position").*

The Company assesses its investment securities for other-than-temporary impairment on at least a quarterly basis. When the fair value of an investment is less than its amortized cost at the balance sheet date of the reporting period for which impairment is assessed, the impairment is designated as either "temporary" or "other-than-temporary." Declines in the fair value of available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers 1) the length of time and the extent to which the fair value has been less than cost, 2) the financial condition and near-term prospects of the issuer, and 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. With respect to securities where the decline in value was determined to be temporary and the security's value was not written down, a subsequent decision could be made to sell that security and realize the loss.

Upon a decision to sell an impaired available-for-sale investment security on which the Company does not expect the fair value of the investment to fully recover prior to the expected time of sale, the investment shall be deemed other-than-temporarily impaired in the period in which the decision to sell is made. The Company recognizes an impairment loss when the impairment is deemed other-than-temporary even if a decision to sell has not been made. Even if the inability to collect is not probable, the Company may recognize an other-than-temporary loss if, for example, the Company does not have the intent and ability to hold a security until its fair value has recovered.

LOANS

The Company, through its investment in the Bank, grants mortgage, commercial and construction loans, and lines of credit to customers. A substantial portion of the loan portfolio consists of mortgage loans throughout the greater New Orleans area. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans are reported at their outstanding unpaid principal balance adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Net deferred loan origination costs were $286,000 and $59,000 at December 31, 2008 and 2007, respectively. Amortization of net deferred loan fees or costs is discontinued when a loan is placed on non-accrual status.

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

LOANS (Continued)

In addition to loans issued in the normal course of business, the Company considers overdrafts on customer deposit accounts to be loans and reclassifies these overdrafts as loans in its Consolidated Balance Sheets. At December 31, 2008 and 2007, overdrafts of $2,000 and $13,000, respectively, have been reclassified to loans receivable.

In general, the accrual of interest on loans is discontinued at the time the loan is 90 days past due. At that time, uncollected interest previously recorded is reversed against interest income, and the loan is placed on nonaccrual. The interest collected on these loans is accounted for on the cash-basis method or cost-recovery method which credits interest income in the period it is collected. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured. Interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. The accrual of interest on commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in the process of collection. Mortgage, credit card, and other personal loans are typically charged off to net collateral value, less cost to sell, no later than 180 days past due. Past due status is based on the contractual terms of the loans. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. The impairment loss is measured on a loan by loan basis based upon the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the loan balance is not collectable. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to pay, the estimated value of underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

OTHER REAL ESTATE

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of the related loan balance or fair value less estimated cost to sell at the date of foreclosure. Management periodically performs valuations and, if necessary, the net carrying value is reduced to net realizable value through a charge to the allowance for loan losses. Costs related to improvement of the property are capitalized to the extent they do not exceed fair value less estimated cost to sell. Whereas costs related to holding the property are charged to operations.

PREMISES AND EQUIPMENT

Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets of 10 to 39 years for building and improvements and 3 to 7 years for furniture and equipment.

REAL ESTATE HELD-FOR-INVESTMENT

Real estate held-for-investment consists of a multi-suite office building. The Company leases two of the four suites to the Bank, which serve as a mortgage loan production office. The remaining two suites are leased by unrelated third parties.

FEDERAL HOME LOAN BANK STOCK

As a member of the Federal Home Loan Bank of Dallas ("FHLB"), the Company is required to maintain an investment in the FHLB based on defined criteria, including total assets. The FHLB stock is carried at cost and is periodically reviewed for impairment. No ready market exists for the FHLB stock. Cost approximates fair market value.

INCOME TAXES

The Company and its wholly-owned subsidiary file a consolidated Federal income tax return on a calendar year basis. Each entity pays its pro rata share of income taxes in accordance with a written tax-sharing agreement.

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. If necessary, the measurement of deferred tax assets is reduced by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Deferred income tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES (Continued)

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any.

Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above would be reflected as a liability for unrecognized tax benefits in the consolidated balance sheets along with any associated interest or penalties that would be payable to the taxing authorities upon examination. Interest and/or penalties associated with unrecognized tax benefits, if any, would be classified as additional income taxes in the statements of income.

While the Bank is exempt from Louisiana income tax, it is subject to the Louisiana Ad Valorem tax on the assessed value of the shares of the Company's stock which is based on stockholders' equity and net income. The assessed values are allocated to the various parishes where the Company's branches are located based on the situs of deposits and are subject to the local property tax millage rates.

STOCK COMPENSATION PLANS

During 2005, the FASB revised SFAS No. 123. SFAS No. 123(R) replaces the prior SFAS No. 123 and superseded APB Opinion No. 25. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. That cost is to be recognized over the period during which an employee is required to provide service in exchange for the award. The adoption had no impact on the Company's interim or annual financial statements for 2008, 2007, or 2006, since all outstanding options issued became fully vested in 2002 and all unexercised options expired in 2007.

ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising costs were $51,000, $139,000, and $40,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

EARNINGS PER COMMON SHARE

Basic earnings per share represents income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options, warrants, and unvested restricted stock that are determined using the treasury stock method.

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

COMPREHENSIVE INCOME

Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of stockholders' equity in the balance sheets; such items, along with net income, are components of comprehensive income.

ADOPTION OF NEW ACCOUNTING STANDARDS AND INTERPRETATIONS

FASB Staff Position ("FSP") EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*, was issued in June 2008. This FSP concluded that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are participating securities and must be included in the computation of earnings per share using the two-class method described in SFAS No. 128, Earnings per Share. This guidance is effective for financial statements issued for the Company's 2009 fiscal year and must be applied retrospectively to earnings per share data presented for all prior periods. The Company does not expect adoption of this FSP to have an impact of its reported earnings per share.

The FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (an amendment of SFAS No. 133), in March 2008. This standard calls for enhanced disclosures to help users of financial statements better understand how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how these instruments and hedged items affect the entity's financial position, financial performance, and cash flows. To meet those objectives, SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk contingent features in derivative agreements. This statement is effective for the Bank's 2009 fiscal year, with earlier application encouraged. The Bank currently makes minimal use of derivative instruments.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements in conformity with generally accepted accounting principles. The Statement is effective 60 days following the Securities and Exchange Commission's ("SEC") approval of the Public Company Accounting Oversight Board amendments to AU Section 411. The Company will adopt the provisions of SFAS No. 162 when effective but does not anticipate adoption will have a material effect on the operating results, financial position, or liquidity of the Company.

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ADOPTION OF NEW ACCOUNTING STANDARDS AND INTERPRETATIONS (Continued)

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* which included an amendment of FASB No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company did not make an early adoption election nor has it chosen to measure the financial instruments identified under SFAS No. 159 at fair value.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements.* SFAS 160 amends Accounting Research Bulletin 51, *Consolidated Financial Statements*, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. Management believes the adoption of this pronouncement will not have a material impact on the Company's financial statements.

In December 2007, the FASB revised SFAS No. 141(R) *Business Combinations* to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, SFAS No. 141(R) establishes principles and requirements for how the acquirer: 1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; 2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and 3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is evaluating the effect of SFAS No. 141(R) on its financial statements.

In September 2008 FASB issued FASB Staff Position SFAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Financial Guarantees. The FSP requires companies that sell credit derivatives to disclose information that will enable financial statement users to assess the potential effect of the credit derivatives on the seller's financial position, financial performance, and cash flows. FSP FAS 133-1 and FIN 45-4 are effective for interim and annual periods ending after November 15, 2008. These pronouncements are not expected to have an effect on the financial position and results of operations of the Company.

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ADOPTION OF NEW ACCOUNTING STANDARDS AND INTERPRETATIONS (Continued)

In February 2008, FASB issued FSP SFAS 140-3, *Accounting for Transfers of Financial Assets and Repurchase Financing Transactions*, which provides guidance on accounting for a transfer of a financial asset and a repurchase financing. The FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement under FASB Statement No. 140 *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.* However, if certain criteria are met, the initial transfer and repurchase shall not be evaluated as a linked transaction and therefore evaluated separately under FASB 140. The FSP is effective for repurchase financing in which the initial transfer is entered in fiscal years beginning after November 15, 2008. The Company does not anticipate a material impact on its consolidated financial statements as a result of this statement.

In April 2008, FASB issued FSP 142-3 which amends the list of factors an entity should consider in developing renewal of extension assumptions used in determining the useful life of recognized intangible assets under SFAS 142 *Goodwill and Other Intangibles.* The new guidance applies to intangible assets that are acquired individually or with a group of other assets and to intangible assets acquired in both business combinations and asset acquisitions. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The guidance must be applied prospectively only to intangible assets acquired after the FSP's effective date.

RECLASSIFICATIONS

Certain prior period amounts have been reclassified to conform to the current period presentation.

NOTE B
SECURITIES AVAILABLE-FOR-SALE

The amortized costs and fair value of securities available-for-sale, with gross unrealized gains and losses, follows:

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Debt Securities:				
U.S. Government and Federal Agencies	$ 10,010	$ 121	$ 61	$ 10,070
Mortgage-Backed Securities	25,484	714	98	26,100
Collateralized Mortgage Obligations	9,035	-	996	8,039
Total Debt Securities	44,529	835	1,155	44,209
Marketable Equity Securities:				
Mutual Funds	3,408	-	-	3,408
Total Securities Available-for-Sale	$ 47,937	$ 835	$ 1,155	$ 47,617

NOTE B
SECURITIES AVAILABLE-FOR-SALE (Continued)

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Debt Securities:				
U.S. Government and Federal Agencies	$ 18,492	$ 138	$ 209	$ 18,421
Mortgage-Backed Securities	8,849	88	25	8,912
Collateralized Mortgage Obligations	14,736	10	113	14,633
Total Debt Securities	42,077	236	347	41,966
Marketable Equity Securities:				
Mutual Funds	5,837	-	56	5,781
Total Securities Available-for-Sale	$ 47,914	$ 236	$ 403	$ 47,747

The amortized cost and fair value of debt securities by contractual maturity at December 31, 2008, follows. Debt securities with scheduled repayments, such as mortgage-backed-securities and collateralized mortgage obligations, are presented in separate totals. The expected life of a security, in particular certain U.S. Agency securities, may differ from its contractual maturity because of the exercise of call options.

	Securities Available for Sale	
	Amortized Cost	Fair Value
	(In Thousands)	
Amounts Maturing in:		
Within One Year	$ -	$ -
One to Five Years	-	-
Five to Ten Years	-	-
Greater than Ten Years	10,010	10,070
	10,010	10,070
Mortgage-Backed Securities	25,484	26,100
Collateralized Mortgage Obligations	9,035	8,039
	$ 44,529	$ 44,209

For the years ended December 31, 2008, 2007, and 2006, proceeds from the sale of securities available-for-sale amounted to $5,003,000, $-0-, and $14,963,000, respectively. Gross realized gains amounted to $20,000, $-0-, and $3,000, respectively. Gross realized losses in 2008, 2007, and 2006 were $17,000, $-0-, and $-0-, respectively. Proceeds from called securities in 2008, 2007, and 2006 were $13,500,000, $10,000,000, and $-0-, respectively.

NOTE B

SECURITIES AVAILABLE-FOR-SALE (Continued)

The Company also redeemed shares of its investment in mutual funds during the years ended December 31, 2008, 2007, and 2006. Proceeds from the redemption of these shares amounted to $1,061,000, $5,000,000 and $38,463,000 in 2008, 2007, and 2006, respectively, and the Company realized losses of $77,000, $-0-, and $93,000 on these redemptions, respectively.

In accordance with the Company's policy to review the investment portfolio for declines that may be other-than-temporary, an impairment charge of $1,281,000 against two mutual funds, which hold mortgage-backed securities that have been downgraded by ratings agencies, was recorded during the year ended December 31, 2008. The Company did not recognize any other-than-temporary impairment charges against any securities during the years ended December 31, 2007 and 2006.

No securities were pledged at December 31, 2008 and 2007.

Information pertaining to securities with gross unrealized losses at December 31, 2008 and 2007, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

December 31, 2008	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
		(In Thousands)		
U.S. Government and Federal Agencies	$ 61	$ 4,939	$ -	$ -
Mortgage-Backed Securities	54	2,150	44	1,014
Collateralized Mortgage Obligations	482	4,263	514	3,776
Marketable Equity Securities	-	-	-	-
Total Securities	$ 597	$ 11,352	$ 558	$ 4,790

December 31, 2007	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
		(In Thousands)		
U.S. Government and Federal Agencies	$ -	$ 2,033	$ 70	$ 16,527
Mortgage-Backed Securities	25	5,620	-	3,292
Collateralized Mortgage Obligations	-	-	172	14,574
Marketable Equity Securities	-	-	56	5,781
Total Securities	$ 25	$ 7,653	$ 298	$ 40,174

NOTE B
SECURITIES AVAILABLE-FOR-SALE (Continued)

The increase in the unrealized losses associated with the Company's available-for-sale securities during 2008 was primarily caused by the decrease in liquidity experienced by certain sectors in the financial markets particularly during the latter half of the year. Because the Company has the ability to hold these investments for a reasonable period of time sufficient for recovery of fair value, which may be maturity for the Collateralized Mortgage Obligations, it does not consider these investments to be other-than-temporarily impaired at December 31, 2008.

NOTE C
LOANS

A summary of the balances of loans follows:

	December 31,	
	2008	2007
	(In Thousands)	
Loans Secured by Mortgages on Real Estate:		
1-4 Family Residential	$ 76,278	$ 62,481
Construction	10,542	9,074
Commercial Real Estate	53,952	37,851
Other Real Estate	13,664	7,906
Total Real Estate Loans	154,436	117,312
Consumer Loans	1,713	913
Commercial Loans	4,807	3,625
Total Loans	160,956	121,850
Allowance for Loan Losses	(2,719)	(3,432)
Net Deferred Loan Origination Costs	286	59
Loans, Net	$ 158,523	$ 118,477

An analysis of the allowance for loan losses is as follows:

	Years Ended December 31,		
	2008	2007	2006
		(In Thousands)	
Balance, Beginning of Year	$ 3,432	$ 3,732	$ 5,713
Charge-offs	(713)	-	-
Recoveries	-	-	-
Provision (Reversal) for Loan Losses	-	(300)	(1,981)
Balance, End of Year	$ 2,719	$ 3,432	$ 3,732

NOTE C
LOANS (Continued)

Loans receivable as of December 31, 2008, are scheduled to mature and adjustable rate loans are scheduled to re-price as follows:

	Under One Year	One to Five Years	Six to Ten Years	Over Ten Years	Total
			(In Thousands)		
1-4 Family, Residential	$ 15,836	$ 15,562	$ 7,157	$ 46,312	$ 84,867
Commercial Real Estate	5,701	32,692	8,863	8,053	55,309
Other Real Estate	2,788	7,882	2,175	1,415	14,260
All Other Loans	1,991	3,140	152	1,237	6,520
Total	$ 26,316	$ 59,276	$ 18,347	$ 57,017	$ 160,956

Loans for which impairment had been recognized totaled approximately $4,064,000 and $6,101,000 at December 31, 2008 and 2007, respectively. The valuation allowance related to impaired loans amounted to $351,000 and $682,000 at December 31, 2008 and 2007, respectively. The amount of interest income that would have been recorded on impaired loans for the years ended December 31, 2008 and 2007, was $38,000 and $35,000, respectively.

In the ordinary course of business, the Company has granted loans to principal officers and directors and their affiliates. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectability or present any other unfavorable features to the Company.

An analysis of the changes in loans to such borrowers follows:

	December 31, 2008	December 31, 2007
	(In Thousands)	
Balance, Beginning of Year	$ 560	$ 620
Additions	50	-
Payments and Renewals	(205)	(60)
Balance, End of Year	$ 405	$ 560

The Company's lending activity is concentrated within the greater New Orleans area and surrounding parishes, with its major emphasis in the origination of permanent single-family dwelling loans and real-estate secured commercial loans. Such loans comprise the majority of the Company's loan portfolio.

NOTE D
ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following:

	December 31, 2008	December 31, 2007
	(In Thousands)	
Loans	$ 1,219	$ 1,462
Securities	393	366
Total Accrued Interest	$ 1,612	$ 1,828

NOTE E
PREMISES AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

	December 31, 2008	December 31, 2007
	(In Thousands)	
Land	$ 2,629	$ 2,755
Buildings and Improvements	3,339	3,157
Furniture, Fixtures, and Equipment	1,514	1,418
Total Premises and Equipment	7,482	7,330
Accumulated Depreciation and Amortization	(1,726)	(1,456)
Total Premises and Equipment, Net	$ 5,756	$ 5,874

Depreciation expense for the years ended December 31, 2008, 2007, and 2006, was approximately $270,000, $215,000, and $158,000, respectively.

NOTE F
REAL ESTATE HELD-FOR-INVESTMENT

Real estate held-for-investment, which consists of a multi-suite office building that includes a branch location of the Bank, is summarized below:

	December 31, 2008	December 31, 2007
	(In Thousands)	
Land	$ 226	$ 226
Buildings and Improvements	320	320
Total Real Estate Held-for-Investment	546	546
Accumulated Depreciation and Amortization	(110)	(96)
Total Real Estate Held-for-Investment, Net	$ 436	$ 450

NOTE F

REAL ESTATE HELD-FOR-INVESTMENT (Continued)

Depreciation expense for each of the years ended December 31, 2008, 2007, and 2006, was $14,000, $14,000 and $14,000, respectively.

Rental income for the years ended December 31, 2008, 2007, and 2006 was $56,000, $52,000, and $52,000, respectively.

NOTE G

DEPOSITS

Interest-bearing deposit account balances at December 31, 2008 and 2007, are summarized as follows:

	Weighted Average Rate at December 31,		Account Balances at December 31,			
			2008		2007	
	2008	2007	Amount	Percent	Amount	Percent
			(In Thousands)			
Balance by Interest Rate:						
NOW and MMDA Accounts	2.44%	2.39%	$ 32,841	24.85%	$ 23,632	19.09%
Savings Accounts	0.50%	1.00%	15,305	11.58%	19,245	15.54%
Certificates of Deposit	3.49%	4.64%	83,999	63.57%	80,948	65.37%
			$ 132,145	100.00%	$ 123,825	100.00%
Certificates Accounts Maturing:						
One Year or Less			$ 61,129	72.77%	$ 63,953	79.01%
One to Two Years			16,287	19.39%	6,533	8.07%
Two to Three Years			3,973	4.73%	8,308	10.26%
Three to Five Years			2,610	3.11%	2,154	2.66%
			$ 83,999	100.00%	$ 80,948	100.00%

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2008 and 2007, was approximately $23,103,000 and $18,316,000, respectively.

Interest expense for each of the following periods is as follows:

	Years Ended December 31,		
	2008	2007	2006
		(In Thousands)	
NOW and MMDA Accounts	$ 633	$ 722	$ 388
Savings Accounts	130	247	339
Certificates of Deposit	3,218	3,617	2,938
	$ 3,981	$ 4,586	$ 3,665

The Bank held deposits of approximately $1,241,000 and $1,424,000 for related parties at December 31, 2008 and 2007, respectively.

NOTE H
BORROWINGS

Pursuant to collateral agreements with the Federal Home Loan Bank of Dallas, advances issued by the FHLB are secured by a blanket floating lien on first mortgage loans and certain pledged Collateralized Mortgage Obligations.

Advances consisted of the following at December 31, 2008 and 2007, respectively.

Contract Rate	FHLB Advance Total 2008	FHLB Advance Total 2007
	(In Thousands)	
0.00% - 2.99%	$ 8,100	$ -
3.00% - 3.99%	21,750	-
4.00% - 4.99%	17,750	11,000
5.00% - 5.99%	4,402	15,986
	$ 52,002	$ 26,986

Maturities of FHLB advances at December 31, 2008, are as follows:

Year Ending December 31,	Amount Maturing
	(In Thousands)
2009	$ 13,174
2010	15,578
2011	12,583
2012	7,667
2013	3,000
	$ 52,002

Total interest expense recognized on FHLB advances in 2008, 2007, and 2006 was $1,770,000, $961,000, and $1,239,000, respectively.

NOTE I
INCOME TAX EXPENSE

The provision for income taxes for 2008, 2007, and 2006, consists of the following:

	Years Ended December 31, 2008	2007	2006
		(In Thousands)	
Current Tax Expense (Benefit)	$ 242	$ (612)	$ 193
Deferred Tax (Benefit) Expense	(228)	970	895
	$ 14	$ 358	$ 1,088

NOTE I

INCOME TAX EXPENSE (Continued)

The provision for Federal income taxes differs from that computed by applying Federal statutory rates to income before Federal income tax expense, as indicated in the following analysis:

	Years Ended December 31,		
	2008	2007	2006
		(In Thousands)	
Expected Tax Provision at a 34% Rate	$ 3	$ 346	$ 1,089
Expected State Corporate Tax	-	-	3
Employee Stock Ownership Plan	-	-	63
Other	11	12	(67)
	$ 14	$ 358	$ 1,088

The net deferred tax assets or liabilities in the accompanying consolidated balance sheets include the following components:

	December 31,	
	2008	2007
	(In Thousands)	
Deferred Tax Assets		
Recognition and Retention Plan	$ 5	$ 5
Credits Carryforward	63	118
Recognition of Other-than-Temporary Decline in Market Value of Available-for-Sale Securities	529	93
Market Value Adjustment to Available-for-Sale Securities	327	56
Net Operating Loss Carryforward	-	356
Capital Loss Carryforward	356	322
Allowance for Loan Losses	93	93
Other	-	11
Total Deferred Tax Assets	1,373	1,054
Deferred Tax Liabilities		
Premises and Equipment	(319)	(297)
Section 585 Bad Debt Deduction	(358)	(455)
FHLB Stock Dividends	(275)	(261)
Other	(371)	(47)
Total Deferred Tax Liabilities	(1,323)	(1,060)
Valuation Allowance	(241)	(241)
Net Deferred Tax Liability	$ (191)	$ (247)

NOTE I
INCOME TAX EXPENSE (Continued)

SFAS No. 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 2008 and 2007, a valuation allowance of $241,000 which represents approximately 50% of the recognition of the other-than-temporary decline of market value of available-for-sale securities, was recorded because of uncertainties as to the amount of capital gains that would be generated in future years.

Included in retained earnings at December 31, 2008 and 2007, is approximately $3,800,000 in bad debt reserves for which no deferred Federal income tax liability has been recorded. This amount represents allocations of income to bad debt deductions for tax purposes only. Reduction of these reserves for purposes other than tax bad-debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes, which would be subject to the then-current corporate income tax rate. The unrecorded deferred liability on this amount was approximately $1,292,000 for December 31, 2008 and 2007, respectively.

The Company had no amount of interest and/or penalties recognized in the consolidated statements of income for the years ended December 31, 2008, 2007, or 2006, nor any amount of interest and/or penalties payable that were recognized in the consolidated balance sheets as of December 31, 2008 or 2007.

As of December 31, 2008, the tax years that remain open for examination by tax jurisdictions include 2007, 2006 and 2005.

NOTE J
EMPLOYEE STOCK OWNERSHIP PLAN

During 1997, GS Financial Corp. instituted an employee stock ownership plan. The GS Financial Corp. Employee Stock Ownership Plan ("ESOP") enables all eligible employees of the Bank to share in the growth of the Company through the acquisition of stock. Employees were generally eligible to participate in the ESOP after completion of one year of service and attaining age 21.

The ESOP purchased eight percent of the shares offered in the initial public offering of the Company (275,080 shares). This purchase was facilitated by a loan from the Company to the ESOP in the amount of $2,750,800. The loan was secured by a pledge of the ESOP shares. The shares pledged as collateral were reported as unearned ESOP shares in the balance sheets. The corresponding note was paid back in 40 equal quarterly payments of $103,000 on the last business day of each quarter, beginning June 30, 1997, at the rate of 8.5%. The loan was fully repaid as of December 31, 2006, but in prior periods the note payable and the corresponding note receivable had been eliminated for consolidation purposes.

The Company made contributions to the plan, in the form of debt service, at the discretion of its Board of Directors. Dividends received on the ESOP shares were utilized to service the debt. Shares were released for allocation to plan participants based on principal and interest payments of the note. Compensation expense was recognized based on the number of shares allocated to plan participants each year and the average market price of the stock for the current year. Released ESOP shares become outstanding for earnings per share computations.

NOTE J
EMPLOYEE STOCK OWNERSHIP PLAN (Continued)

As compensation expense was incurred, the Unearned ESOP Shares account was reduced based on the original cost of the stock. The difference between the cost and average market price of shares released for allocation was applied to Additional Paid-In Capital. ESOP compensation expense was approximately $-0-, $-0-, and $407,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

As of December 31, 2008 and 2007, the carrying value of the allocated ESOP shares were 135,871 and 179,591, respectively. The stock price as of December 31, 2008 and 2007, was $12.50 and $18.94, respectively.

Effective January 1, 2007, the Company amended and restated its ESOP, added a 401(k) feature and renamed the plan the "Guaranty Savings Bank 401(k) Plan" (the "401(k) Plan"). ESOP shares are maintained in the 401(k) Plan, which provides the ability to diversify into other 401(k) Plan investments. Employees may defer up to 15% of their salary, up to the IRS maximum ($16,500 in 2008; $15,500 in 2007) on a tax-deferred basis and have a variety of investment options, including a money market fund, fixed-income, blended and equity mutual funds, and GS Financial Corp. stock. The Company matches 100% of contributions up to 3% of an employee's salary and 50% of the next 2% of employee contributions. This match enables the 401(k) Plan to comply with IRS safe harbor rules exempting it from top-heavy testing and maintaining its tax-exempt status. In addition, the Company may, at its discretion, make additional profit sharing contributions of up to 6% of participants' salaries. The total amount of matching and profit sharing contributions to the plan were $156,000 and $90,000 for the years ended December 31, 2008 and 2007, respectively.

NOTE K
RECOGNITION AND RETENTION PLAN

On October 15, 1997, the Company established a Recognition and Retention Plan (the "Plan") as an incentive to retain personnel of experience and ability in key positions. The Company approved a total of 137,540 shares of stock to be acquired for the Plan, of which 125,028 shares were allocated for distribution to key employees and directors. The Plan terminated by its terms in October 2007 and no additional awards have been made under the Plan since such date or will be made in the future. However, unvested awards made prior to October 2007 continue to vest in accordance with their terms and the Plan.

As shares are acquired for the Plan, the purchase price of these shares is recorded as unearned compensation, a contra equity account. As the shares are distributed, the contra equity account is reduced.

During 1998, with unanimous approval of the Plan participants, all outstanding grants were amended by the Board in a direct effort to reduce the Company's expenses resulting from the Plan. Prior to the amendments, Plan share awards were earned by recipients at a rate of 20% of the aggregate number of shares covered by the Plan over five years. Plan share awards were amended to provide that they are earned by recipients at a rate of 10% of the aggregate number of shares covered by the plan over ten years. If the employment of an employee or service as a non-employee director was terminated prior to the tenth anniversary of the grant date of the Plan share award for any reason (except for death, disability, or a change in control), the recipient would forfeit the right to any shares subject to the awards which had not been earned.

NOTE K
RECOGNITION AND RETENTION PLAN (Continued)

During 2007, the Company granted 5,000 shares to its President, which vest over a ten year period at a rate of 10% per year. No additional shares were granted in 2008.

Compensation expense pertaining to the Recognition and Retention Plan was $17,000, $111,000, and $126,000, for the years ended December 31, 2008, 2007, and 2006, respectively.

A summary of the changes in restricted stock follows:

	Unawarded Shares		Awarded Shares	
	2008	2007	2008	2007
Balance, Beginning of Year	-	14,968	8,248	13,369
Purchased by Plan	-	-	-	-
Granted	-	(5,000)	-	5,000
Forfeited/Expired	-	(9,968)	-	(559)
Earned and Issued	-	-	(914)	(9,562)
Balance, End of Year	-	-	7,334	8,248

NOTE L
STOCK OPTION PLAN

In 1997, the Company adopted a stock option plan for the benefit of directors, officers, and other key employees. The number of shares of common stock reserved for issuance under the stock option plan was 343,850 shares, or ten percent of the total number of shares of common stock sold in the Company's initial public offering of its common stock.

The plan permits the granting of Stock Appreciation Rights ("SARs"). SARs entitle the holder to receive, in the form of cash or stock, the increase in the fair value of the Company stock from the grant date to the exercise date. No SARs have been issued under the plan.

On October 15, 1997, the Company granted a total of 275,076 options to directors. Under the plan, the exercise price of each option cannot be less than the fair value of the underlying common stock as of the date of the option grant, and the maximum term is 10 years. Options vested over a five year period. In 2002, the options were fully vested.

During 2005, the Company adopted SFAS No. 123(R), which replaced SFAS No. 123 and superseded APB No. 25. The adoption of this pronouncement had no impact on the Company's interim or annual financial position or results of operations.

NOTE L
STOCK OPTION PLAN (Continued)

A summary of the status of the Company's stock option plan as of December 31, 2008, 2007, and 2006, and changes during the years ending on those dates is presented below:

	2008		2007		2006	
Fixed Options	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Outstanding, Beginning of Year	-		216,132		216,132	$ 17.18
Granted	-		-		-	
Exercised	-		30,000	$ 17.18	-	
Forfeited/Expired	-		186,132		-	
Outstanding, End of Year	-		-		216,132	$ 17.18
Options Exercisable at Year-End	-		-		216,132	$ 17.18

NOTE M
COMPREHENSIVE INCOME

Comprehensive income was comprised of changes in the Company's unrealized holding gains or losses on securities available-for-sale during 2008, 2007, and 2006. The components of comprehensive income and related tax effects are as follows:

	Years Ended December 31,		
	2008	2007	2006
	(In Thousands)		
Gross Unrealized Holding (Losses) Gains Arising During the Period	$ (1,515)	$ 374	$ (227)
Tax Benefit (Expense)	515	(127)	77
	(1,000)	247	(150)
Reclassification Adjustments for Losses (Gains) Included in Net Income	1,355	(65)	44
Tax (Benefit) Expense	(461)	22	(15)
	894	(43)	29
Net Unrealized Holding (Losses) Gains Arising During the Period	$ (106)	$ 204	$ (121)

NOTE N
REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of Thrift Supervision ("OTS"). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank and its financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of the following as defined in the regulations: total risk-based capital and Tier I capital to risk-weighted assets, Tier I capital to adjusted total assets, and tangible capital to adjusted total assets. As of December 31, 2008, the Bank met all of the capital requirements to which it is subject and is, therefore, deemed to be well capitalized.

The actual and required capital amounts and ratios applicable to the Bank for the years ended December 31, 2008 and 2007, are presented in the following tables, including a reconciliation of capital under generally accepted accounting principles ("GAAP") to such amounts reported for regulatory purposes.

	Actual		Minimum		Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(In Thousands)			
December 31, 2008						
Tangible Capital	$ 25,611	11.56 %	$ 3,324	1.50 %	N/A	N/A
Tier 1 Capital	25,611	11.56 %	6,648	3.00 %	$ 11,081	5.00 %
Tier 1 Risk-Based Capital	25,611	18.06 %	5,671	4.00 %	8,506	6.00 %
Total Risk-Based Capital	27,383	19.31 %	11,342	8.00 %	14,177	10.00 %
December 31, 2007						
Tangible Capital	$ 27,107	14.68 %	$ 2,770	1.50 %	N/A	N/A
Tier 1 Capital	27,107	14.68 %	5,540	3.00 %	$ 9,233	5.00 %
Tier 1 Risk-Based Capital	27,107	26.06 %	4,161	4.00 %	6,242	6.00 %
Total Risk-Based Capital	28,367	27.27 %	8,322	8.00 %	10,403	10.00 %

NOTE O
FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to credit related commitments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These consist of outstanding mortgage and construction loan commitments and commercial lines of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements.

The Bank's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance sheet instruments.

As of December 31, 2008 and 2007, outstanding mortgage, construction and commercial lines of credit commitments were approximately $19,090,000 and $19,959,000, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Bank, is based on management's credit evaluation of the customer.

As of December 31, 2007, the Company held $3.5 million in securities which were classified as derivatives and were called in 2008. These securities were backed by U.S. Government agencies and were included as available-for-sale securities on the Company's balance sheet. The condition that made these particular securities, known as "range notes", considered derivatives was that the payment of interest was dependent upon a specific LIBOR interest rate falling within a certain range. If LIBOR exceeded the range, payments of interest would have been suspended until the certain LIBOR rate returned to the range. While the Company held these securities, they remained in the range for interest to be paid to the bank. The "range" condition had no impact on the principal obligation of these notes.

These derivative securities were not acquired to hedge a specific risk. The impact of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, which requires marking these securities to market value, was not material.

NOTE P
COMMITMENTS AND CONTINGENCIES

EMPLOYMENT CONTRACTS

On January 7, 2005, the former Chief Executive Officer retired from the Company. The Company entered into an early retirement and consulting agreement with the former Chief Executive Officer. The agreement required the former Chief Executive Officer to provide up to a maximum of 60 hours of consulting services per month for 36 months. In addition, the agreement included provisions for a non-compete period, which expired on January 6, 2006. The agreement, which expired on January 6, 2008, stipulated that the Company pay the former Chief Executive Officer $13,000 per month for 36 months. This agreement was not renewed.

NOTE P

COMMITMENTS AND CONTINGENCIES (Continued)

OPERATING LEASES

During 2003, the Bank entered into a lease with the Company for a branch office location. The rental expense associated with this lease is eliminated in the consolidated statement of operations. The lease had an initial term of 24 months at a rental rate of $4,025 per month. The Bank has continued to lease this property subsequent to the initial lease's expiration on a month-to-month basis. In addition, the Bank leases a branch location from a third party for $1,650 per month. The lease, which is renewable, will expire on April 30, 2009. The Bank also leases a temporary banking facility and furnishings which it utilizes at a branch location on land owned by the Bank. The lease had an initial term of 12 months at a rental rate of $2,935 per month. The Bank has continued to lease the temporary banking facility and furnishings on a month-to-month basis since the expiration of its initial term on September 30, 2008. The Company's total contractual obligations under these lease arrangements are $7,000, all of which are due in 2009.

Total rent expense incurred by the Bank under these leases amounted to $105,000, $81,000, and $61,300, for the years ended December 31, 2008, 2007, and 2006, respectively.

NOTE Q

CONCENTRATION OF CREDIT RISK

In accordance with industry practices, the Company has deposits in other financial institutions for more than the insured limit. These deposits in other institutions do not represent more than the normal industry credit risk.

NOTE R

FAIR VALUE

Effective January 1, 2008, the Bank adopted SFAS No. 157, *Fair Value Measurements*, and SFAS No. 159, *The Fair Value Option for Financial Assets and Liabilities*. SFAS No. 157, which was issued in September 2006, establishes a framework for using fair value. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 159, which was issued in February 2007, generally permits the measurement of selected eligible financial instruments at fair value at specified election dates. Upon adoption of SFAS No. 159, the Bank did not elect to apply the fair value measurement option for any of its financial instruments.

Under SFAS 157, a Bank must determine the appropriate level in the fair value hierarchy for each fair value measurement. To increase consistency and comparability in fair value measurements, SFAS No. 157 established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The level in the fair value hierarchy within which a fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The levels are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

NOTE R
FAIR VALUE (Continued)

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

Fair Value of Assets Measured on a Recurring Basis

Available-for-Sale Securities - Estimated fair value of securities is based on quoted market prices where available. If quoted market prices are not available, estimated fair valued are based on market prices of comparable instruments. The Bank's available-for-sale securities are valued primarily based upon readily observable market parameters and are classified as Level 2 fair values.

Fair Value of Assets Measured on a Nonrecurring Basis

Certain assets and liabilities are measured at fair value on a non-recurring basis. In accordance with the provisions of SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, the Bank records loans considered impaired at their fair value. A loan is considered impaired if it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Fair value is measured at the fair value of the collateral for collateral-dependent loans. Impaired loans and other real estate owned are level 2 assets measured using appraisals of the collateral prepared by external parties less any prior liens.

The following table summarizes the valuation methodologies used for the Bank's financial instruments measured at fair value as well as the general classification of such instruments pursuant to the valuation hierarchy.

	December 31, 2008		
	Level 1	Level 2	Level 3
		(In Thousands)	
Available for Sale Securities:[1]			
Mortgage Backed Securities	$ -	$26,100	$ -
Collateralized Mortgage Obligations	-	8,039	-
U.S. Government and Agency Obligations	-	10,070	-
Mutual Funds	-	3,408	-
Loans[2]	-	2,410	-
Other Real Estate[3]	-	461	-

[1] *Securities are measured at fair value on a recurring basis, generally monthly.*
[2] *Includes impaired loans that have been measured for impairment at the fair value of the loan's collateral.*
[3] *Other real estate is transferred from loans to REO at the lower of cost or market.*

NOTE R
FAIR VALUE (Continued)

Changes to the valuation methodology are reviewed by management to ensure the changes are appropriate. As markets and products develop and the pricing for certain products becomes more transparent, the Bank continues to refine its valuation methodologies. The methods described herein may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Bank believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. The Bank uses inputs that are current as of the measurement date, which may include periods of market dislocation, during which price transparency may be reduced. The Bank reviews the classification of its financial instruments within the fair value hierarchy on an annual basis, which could cause its financial instruments to be reclassified to a different level.

In estimating the fair value of financial instruments, the Bank used the following methods and assumptions:

Cash and Cash Equivalents

The carrying amount of cash and due from financial institutions, federal funds sold, and short-term investments approximate fair values.

Securities

Fair values for securities, excluding Federal Home Loan Bank Stock, are based on quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans Receivable, Net

The fair values of loans are estimated through discounted cash flow analysis, using current rates at which loans with similar terms would be made to borrowers with similar credit quality. Appropriate adjustments are made to reflect probable credit losses. The carrying amount of accrued interest on loans approximated its fair value.

Federal Home Loan Bank Stock

The carrying value of Federal Home Loan Bank Stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Deposit Liabilities

SFAS No. 107 specifies that the fair value of deposit liabilities with no defined maturity is the amount payable on demand at the reporting date, i.e., their carrying or book value. These deposits include interest and non-interest bearing checking, savings, and money market accounts. The fair value of fixed rate certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates of similar remaining maturities to a schedule of aggregate expected cash flows on time deposits.

Advances from the Federal Home Loan Bank

The fair value of fixed rate borrowings is estimated using discounted cash flows, based on current incremental borrowing rates for similar types of borrowing arrangements.

NOTE R
FAIR VALUE (Continued)

Accrued Interest

The carrying amount of accrued interest approximates its fair value.

Off-Balance Sheet Instruments

Off-balance sheet financial instruments include commitments to extend credit and undisbursed lines of credit. The fair value of such instruments is estimated using fees currently charged for similar arrangements in the marketplace, adjusted for changes in terms and credit risk as appropriate. The estimated fair value for these instruments was not significant at December 31, 2008 and 2007. The contract or notional amounts of the Company's financial instruments with off-balance sheet risk are disclosed in Note O.

The estimated fair values of the Bank's financial instruments are as follows:

	December 31, 2008		December 31, 2007	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In Thousands)			
Financial Assets:				
Cash and Cash Equivalents	$ 3,205	$ 3,205	$ 9,462	$ 9,457
Securities Available-for-Sale	47,617	47,617	47,747	47,747
Loans, Net	158,523	162,434	118,477	123,967
FHLB Stock	2,300	2,300	1,220	1,220
Accrued Interest Receivable	1,612	1,612	1,828	1,828
Financial Liabilities:				
Deposits	$ 140,115	$ 144,044	$ 129,510	$ 130,320
Borrowings	52,002	54,115	26,986	27,549
Accrued Interest Payable	164	164	102	102

NOTE S

SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following sets forth condensed quarterly results of operations for 2008 and 2007:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in Thousands, Except Per Share Data)			
2008				
Interest and Dividend Income	$ 2,987	$ 3,019	$ 3,214	$ 3,206
Interest Expense	1,495	1,380	1,413	1,463
Net Interest Income	1,492	1,639	1,801	1,743
Provision for Loan Losses	-	-	-	-
Other Income (Loss)	115	(525)	53	(637)
Other Expense	1,416	1,465	1,448	1,344
Income Tax Expense (Benefit)	65	(119)	136	(68)
Net Income (Loss)	$ 126	$ (232)	$ 270	$ (170)
Net Income (Loss) per Common Share[1]				
Basic	$ 0.10	$ (0.18)	$ 0.21	$ (0.13)
Diluted	$ 0.10	$ (0.18)	$ 0.21	$ (0.13)
Dividends Per Share	$ 0.10	$ 0.10	$ 0.10	$ 0.10
2007				
Interest and Dividend Income	$ 2,654	$ 2,733	$ 2,861	$ 3,000
Interest Expense	1,284	1,342	1,448	1,473
Net Interest Income	1,370	1,391	1,413	1,527
Provision (Reversal) for Loan Losses	-	(300)	-	-
Other Income	29	43	109	243
Other Expense	1,276	1,314	1,441	1,378
Income Tax Expense	27	127	12	192
Net Income	$ 96	$ 293	$ 69	$ 200
Net Income per Common Share[1]				
Basic	$ 0.08	$ 0.24	$ 0.06	$ 0.16
Diluted	$ 0.08	$ 0.24	$ 0.06	$ 0.16
Dividends Per Share	$ 0.10	$ 0.10	$ 0.10	$ 0.10

[1] *Quarterly per share amounts do not add to total for the year ended due to rounding.*

NOTE T
EARNINGS (LOSS) PER COMMON SHARE

Earnings (loss) per share are computed using the weighted average number of shares outstanding as prescribed in SFAS No. 128. Options to purchase 216,132 shares at $17.18 per share were outstanding through October 15, 2007 and during the year ended December 31, 2006. The options were included in the computation of diluted earnings per share for the years ended December 31, 2008, 2007, and 2006. The Company had no other securities outstanding during the years ended December 31, 2008, 2007, and 2006 that would have a dilutive effect on earnings (loss) per share.

	Years Ended December 31,		
(Dollars in Thousands, Except Per Share Data)	2008	2007	2006
Numerator:			
Net (Loss) Income	$ (6)	$ 658	$ 2,114
Effect of Dilutive Securities	-	-	-
Numerator for Diluted (Loss) Earnings Per Share	$ (6)	$ 658	$ 2,114
Denominator			
Weighted-Average Shares Outstanding	1,278,292	1,243,655	1,212,174
Effect of Potentially Dilutive Securities and Contingently Issuable Shares	-	25,340	10,776
Denominator for Diluted Earnings Per Share	1,278,292	1,268,995	1,222,950
Earnings (Loss) Per Share			
Basic	$ -	$ 0.53	$ 1.74
Diluted	$ -	$ 0.52	$ 1.73
Cash Dividends Per Share	$ 0.40	$ 0.40	$ 0.40

The following table presents the components of average outstanding shares for each of the three years:

	Years Ended December 31,		
	2008	2007	2006
Average Common Shares Issued	3,438,500	3,438,500	3,438,500
Average Treasury Shares	(2,152,700)	(2,165,821)	(2,162,860)
Average Unearned ESOP Shares	-	-	(23,856)
Average Unearned RRP Trust Shares	(7,508)	(29,024)	(39,610)
	1,278,292	1,243,655	1,212,174

NOTE U

CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY

Financial information pertaining only to GS Financial Corp. is as follows:

CONDENSED BALANCE SHEETS

	December 31, 2008	December 31, 2007
	(In Thousands)	
ASSETS		
Cash and Cash Equivalents	$ 1,736	$ 755
Investments - Available-for-Sale, at Fair Value	46	78
Investment in Subsidiary	25,391	26,959
Other Assets	662	691
Total Assets	$ 27,835	$ 28,483
LIABILITIES AND STOCKHOLDERS' EQUITY		
Other Liabilities	$ 101	$ 141
Shareholders' Equity	27,734	28,342
Total Liabilities and Stockholders' Equity	$ 27,835	$ 28,483

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31, 2008	2007	2006
		(In Thousands)	
Income:			
Dividends from Guaranty Savings Bank	$ 1,600	$ 500	$ -
Interest Income	14	23	53
Other Income	92	100	96
Total Income	1,706	623	149
Operating Expenses	277	306	321
Income (Loss) Before Income Taxes and Equity in Undistributed Earnings (Loss) of Guaranty Savings Bank	1,429	317	(172)
Applicable Income Tax Benefit	(42)	(76)	(58)
Equity in Undistributed (Loss) Earnings of Guaranty Savings Bank	(1,477)	265	2,228
Net (Loss) Income	$ (6)	$ 658	$ 2,114

NOTE U

CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2008	2007	2006
	(In Thousands)		
OPERATING ACTIVITIES			
Net (Loss) Income	$ (6)	$ 658	$ 2,114
Adjustments to Reconcile Net (Loss) Income to Net Cash Provided by Operating Activities			
Depreciation Expense	14	14	16
Loss on Sale of Investments	12	-	4
Equity in Undistributed (Loss) Earnings of Subsidiary	1,477	(265)	(2,228)
Amortization of Investment Premium	-	-	2
Decrease (Increase) in Other Assets	84	124	(10)
Change in Deferred Income Tax Assets/Liabilities	(41)	(31)	(42)
(Decrease) Increase in Other Liabilities	(74)	(448)	321
Net Cash Provided by Operating Activities	1,466	52	177
INVESTING ACTIVITIES			
Redemption (Investment) in Mutual Funds	23	-	442
Principal Paydowns Notes Receivable GS Financial ESOP	-	-	334
Proceeds from Maturites of Investment Securities	1	29	22
Net Cash Provided by Investing Activities	24	29	798
FINANCING ACTIVITIES			
Purchases of Treasury Stock	-	-	(300)
Proceeds from Stock Option Exercise	-	516	-
Payment of Dividends	(509)	(503)	(486)
Net Cash (Used in) Provided by Financing Activities	(509)	13	(786)
INCREASE IN CASH AND CASH EQUIVALENTS	981	94	189
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	755	661	472
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1,736	$ 755	$ 661

Albert J. Zahn, Jr.
Mr. Zahn (age 57) has served as Chairman of the Board of GS Financial and Guaranty Savings Bank since April 2005. Mr. Zahn is a certified public accountant and President of the firm Al Zahn CPA, a Professional Accounting Corporation in Mandeville, Louisiana. He has been a director since 1992.

Edward J. Bourgeois
Mr. Bourgeois (age 52) is a certified public accountant in the State of Louisiana and currently serves as President and Chief Executive Officer of Centergy Consulting, LLC, New Orleans, Louisiana, a consulting firm specializing in the banking and financial industry. Mr. Bourgeois also serves as the President and Chief Executive Officer of My EZ Car Care LLC, an automotive services limited liability company. Mr. Bourgeois was formerly the Executive Vice President/Chief Operating Officer of Crescent Bank and Trust, New Orleans, Louisiana from 2001 to 2004. He is a member of the American Institute of Certified Public Accountants and Louisiana Society of Certified Public Accountants and Board member of the National Automotive Finance Association. He has been a director since 2004.

Stephen L. Cory
Mr. Cory (age 59) is an insurance agent and President of Cory, Tucker & Larrowe, Inc. in Metairie, Louisiana. He has been a director since 1995.

Bradford A. Glazer
Mr. Glazer (age 53) is President of Glazer Enterprises, Inc., a transportation agency representing Cincy Limos, M.H. Timmer, LLC, and Park Transport, Inc. Cincy Limos is a limousine service serving greater Cincinnati. M.H. Timmer is a freight agency representing the Landstar Carrier Group, which is a global transportation provider. Park Transport is a 48 state full truckload freight broker. Mr. Glazer also serves as the President of Park Transport. Glazer Enterprises, located in Cincinnati, Ohio, is also a real estate management and development company. He has been a director since 1991.

Bruce A. Scott
Mr. Scott (age 56) is an attorney and has served as Executive Vice President of GS Financial since its formation in February 1997 and Executive Vice President of Guaranty Savings Bank since 1985. Mr. Scott has served as Vice Chairman of the Board since 1990. Mr. Scott also serves as legal counsel of Guaranty Savings Bank. He has been a director since 1982.

Hayden W. Wren III
Mr. Wren (age 60) is the Director of Commercial/Investment Brokerage of Corporate Realty, Inc., New Orleans, Louisiana. Mr. Wren is a Certified Commercial Investment Member ("CCIM"), a member of the Society of Industrial and Office Realtors ("SIOR"), and a licensed certified public accountant having membership affiliations with the American Institute of Certified Public Accountants and the Louisiana Society of Certified Public Accountants. He has been a director since 2003.

Executive Officers Who Are Not Directors

Stephen E. Wessel
Mr. Wessel (age 46) has served as President and Chief Executive Officer of GS Financial and Guaranty Savings Bank since December 2005. Since December 2007, he has served as a Director of Guaranty Savings Bank. Previously he served as Senior Vice President/South Louisiana Business Banking Manager for AmSouth Bank, a regional commercial bank, New Orleans, Louisiana since August 2001. Prior thereto, Mr. Wessel served as Vice President/Regional Business Banking Manager for Whitney National Bank, New Orleans, Louisiana from December 1991 to August 2001.

Lettie R. Moll
Ms. Moll (age 55) has served as Vice President and Corporate Secretary of GS Financial since its formation in 1997 and Vice President and Corporate Secretary of Guaranty Savings since March 1987 and March 1982, respectively. Ms. Moll currently serves as Guaranty Savings Bank's Branch Administrator and manages the deposit products.

Stephen F. Theriot
Mr. Theriot (age 35) has served as Senior Vice President and Chief Financial Officer of GS Financial and Guaranty Savings since December 2008. Prior thereto, Mr. Theriot served as the Vice President and Chief Operating Officer of Guaranty Savings Bank since February 2007 and assumed the additional duties of principal financial officer of GS Financial and Guaranty Savings Bank in September 2008. Mr. Theriot previously served as Controller of Mutual Savings and Loan Association, in Metairie, Louisiana. Prior thereto, Mr. Theriot served as a Senior Auditor in the Audit and Assurance Business Services Department of Ernst & Young LLP.

Banking Locations

Main Office
3798 Veterans Memorial Blvd.
Metairie, LA 70002
(504) 457-6220

West Bank Branch
1800 Manhattan Blvd.
Harvey, LA 70058
(504) 361-3391

Mid City Branch
3915 Canal Street
New Orleans, LA 70119
(504) 483-7146

Mandeville Branch
2111 N. Causeway Blvd
Mandeville, LA 70471
(985) 626-6229

Ponchatoula Branch
1515 Hwy 51 South
Ponchatoula, LA 70454
(985) 370-7051

Mortgage Production Office
1700 Veterans Memorial Blvd.
Metairie, LA 70002
(504) 828-4327